     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 15, 1996


                                                       REGISTRATION NO. 333-4427
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           CHADWICK'S OF BOSTON, LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


             DELAWARE                            5961                           06-1458458
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)


                                35 UNITED DRIVE
                     WEST BRIDGEWATER, MASSACHUSETTS 02379
                                  508-583-8110
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                          PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

            DHANANJAYA K. RAO, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           CHADWICK'S OF BOSTON, LTD.
                                35 UNITED DRIVE
                     WEST BRIDGEWATER, MASSACHUSETTS 02379
                                  508-583-8110
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

      CONSTANTINE ALEXANDER                ARTHUR G. SILER                     ALLAN G. SPERLING
  NUTTER, MCCLENNEN & FISH, LLP              ROPES & GRAY             CLEARY, GOTTLIEB, STEEN & HAMILTON
     ONE INTERNATIONAL PLACE           ONE INTERNATIONAL PLACE                 ONE LIBERTY PLAZA
   BOSTON, MASSACHUSETTS 02110       BOSTON, MASSACHUSETTS 02110           NEW YORK, NEW YORK 10006

     APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                           CHADWICK'S OF BOSTON, LTD.

                            ------------------------

                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(b) OF REGULATION S-K
                     SHOWING THE LOCATION IN THE PROSPECTUS
               OF THE INFORMATION REQUIRED BY PART I OF FORM S-1

 REGISTRATION STATEMENT ITEM NUMBER AND CAPTION        LOCATION OR CAPTION IN PROSPECTUS
- ------------------------------------------------- --------------------------------------------
  1. Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus..... Outside Front Cover Page of the Registration
                                                   Statement; Outside Front Cover Page of
                                                   Prospectus
  2. Inside Front and Outside Back Cover Pages of
      Prospectus................................. Inside Front and Outside Back Cover Pages of
                                                   Prospectus
  3. Summary Information, Risk Factors and Ratio
      of Earnings to Fixed Charges............... Prospectus Summary; Risk Factors; The
                                                   Company
  4. Use of Proceeds............................. Use of Proceeds
  5. Determination of Offering Price............. Outside Front Cover Page of Prospectus;
                                                   Underwriting
  6. Dilution.................................... *
  7. Selling Security Holders.................... Relationship with TJX; Ownership of
                                                   Securities
  8. Plan of Distribution........................ Outside Front Cover Page of Prospectus;
                                                   Underwriting
  9. Description of Securities to be
      Registered................................. Outside Front Cover Page of Prospectus;
                                                   Prospectus Summary; Dividend Policy;
                                                   Description of Capital Stock
 10. Interests of Named Experts and Counsel...... *
 11. Information with Respect to the
      Registrant................................. Outside Front Cover Page; Prospectus
                                                   Summary; Risk Factors; The Company;
                                                   Dividend Policy; Selected Financial Data;
                                                   Management's Discussion and Analysis of
                                                   Financial Condition and Results of
                                                   Operations; Business; Relationship with
                                                   TJX; Ownership of Securities; Shares
                                                   Eligible for Future Sale; Description of
                                                   Capital Stock
 12. Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities................................. *

- ---------------

* Omitted because inapplicable.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL
     OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF
     THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                                 JULY 15, 1996


PROSPECTUS

9,260,000 SHARES

[CHADWICK'S LOGO]

COMMON STOCK
($.01 PAR VALUE)

All of the shares of common stock, $.01 par value per share (the "Common Stock") of Chadwick's of Boston, Ltd. ("Chadwick's" or the "Company") being offered hereby are being sold by The TJX Companies, Inc. ("TJX"). The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered hereby.

Prior to this offering (the "Offering"), there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $16.00 and $18.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

The Common Stock has been approved for listing on the New York Stock Exchange (the "NYSE") under the symbol "CWK."

SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ---------------------------------------------------------------------------------------
                                  PRICE TO             UNDERWRITING         PROCEEDS TO
                                  PUBLIC               DISCOUNT             TJX(1)
Per Share....................     $                    $                    $
Total(2).....................     $                    $                    $
- ---------------------------------------------------------------------------------------

(1) Before deducting expenses payable by TJX estimated to be $        .
(2) TJX has granted to the Underwriters a 30-day option to purchase up to an aggregate of 1,389,000 additional shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public,
    Underwriting Discount and Proceeds to TJX will be $        , $        and
    $        , respectively. See "Underwriting."

The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York or through
the facilities of The Depository Trust Company, on or about             , 1996.

SALOMON BROTHERS INC                                        GOLDMAN, SACHS & CO.

The date of this Prospectus is               , 1996.

               [Montage of photographs depicting the Company's
            principal facility in West Bridgewater, Massachusetts,
                fashion models, associates and catalog layout]












     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

- -------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated or the context otherwise requires: (i) all references to a year in connection with statements concerning the Company's financial or operating results means the Company's fiscal year which ends on the last Saturday in January in the following calendar year (e.g., "1995" means the fiscal year ended January 27, 1996); (ii) the information contained in this Prospectus assumes that the Exchange Transaction (as defined and described below under "Relationship with TJX") occurred prior to all relevant periods presented herein; (iii) the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option; and
(iv) the "Company" or "Chadwick's" refers to Chadwick's of Boston, Ltd., its subsidiary, Chadwick's, Inc. and its subsidiary, and "TJX" refers to The TJX Companies, Inc. and its subsidiaries.

                                  THE COMPANY

     Chadwick's of Boston, Ltd. is the nation's first and largest catalog retailer of off-price women's apparel and one of the largest participants in women's apparel catalog retailing. The Company offers a broad selection of high quality branded and private label apparel at prices typically 25% to 50% below the regular prices of department and specialty retail stores. The Company believes that it has developed a strong and unique franchise and a well recognized brand name by consistently delivering exceptional value while satisfying its customers' wardrobe needs for career, casual and social wear, all in a broad selection of colors, styles and sizes. Chadwick's believes that its success in executing this merchandising strategy is the result of its thorough understanding of the Company's target customer, extensive off-price merchandising experience, powerful catalog presentation, strong product development and worldwide sourcing capabilities. As a result, Chadwick's has increased sales at a compound annual growth rate of 28.0%, from $173.4 million in 1991 to $465.6 million in 1995.

     The Company believes that Chadwick's of Boston is one of the most well recognized brand names in women's apparel catalog retailing, and that its customer list is one of the largest and most valuable in the women's apparel industry. Chadwick's has over 10 million names on its customer list, more than six million of which are active customers, having made one or more purchases in the preceding 18 months. Management believes that its brand name and customer list provide the Company with distinct competitive advantages that can be neither easily nor cost-effectively replicated.

     The Company's target customers are middle to upper middle income women between the ages of 25 and 55, who the Company believes represent approximately one-third of the adult female population in the United States or approximately 33 million women. The overall women's apparel industry generated approximately $81 billion in sales in 1995, of which catalog sales represented approximately 9.4% or $7.6 billion. While sales in the overall women's apparel industry grew by approximately one percent from 1994 to 1995, catalog sales of women's apparel grew by 6.1% during the same period. The Company believes that catalog sales of women's apparel will continue to increase because the busy lifestyles of today's women demand the convenience and time savings afforded by catalog shopping.

     From 1987 through 1993, the Company's net sales grew at a compound annual growth rate of 46.7%. By the fall of 1994, the Company's order fulfillment and customer service operations were unable to keep pace with its rapid sales growth, resulting in a decline in sales growth, an increase in operating expenses and a substantial decline in profitability. In response, the Company reorganized its management team in the first quarter of 1995. This new management team implemented a series of initiatives to increase operational efficiencies and improve customer service to levels necessary to support the Company's strong and established merchandising organization. Catalog circulation

- --------------------------------------------------------------------------------
was reduced and improvements were made in fulfillment center and telemarketing operations, inventory management and coordination among all facets of the business.

     The Company's initiatives produced substantial and rapid improvement. Between 1994 and 1995, the initial fulfillment rate (percentage of merchandise available to be shipped at the time of order) increased from 57.1% to a Company record of 72.3% and the final fulfillment rate (percentage of total merchandise orders filled) increased from 86.5% to 90.5%. Over the same period, gross margin increased from 37.2% to 40.1% and selling, general and administrative expenses as a percentage of net sales declined from 35.9% to 34.4%. These initiatives, together with an expansion of the Company's deferred billing program, increased profits, sales and average order value. Income before extraordinary items grew from $1.3 million in 1994 to $11.7 million in 1995, and, over the same time period, average order value increased from $81 to $86 and net sales increased 7.6%, from $432.7 million to $465.6 million, despite a 16.6% reduction in catalog circulation, from 235.0 million to 196.1 million. This strong performance continued into the first quarter of 1996, as net income increased from $2.1 million in the first quarter of 1995 to $6.7 million and net sales increased 13.2%, to $132.0 million.

     The Company believes that its new operational structure, combined with strong customer acceptance of its value-oriented merchandise, provides a solid foundation for future growth. The Company intends to capitalize on opportunities to increase sales to both existing and new customers, continue improvements in operating efficiencies and increase leveraging of operating expenses through the following strategies:

     EXPAND THE COMPANY'S CORE WOMEN'S APPAREL BUSINESS. The Company believes it has a substantial opportunity to increase sales to existing customers by capturing a greater share of their apparel purchases. The Company plans to expand its offering of women's apparel by increasing average page count in its existing catalogs by approximately 20% over the next three years.

     EXPAND THE COMPANY'S COMPLEMENTARY PRODUCT OFFERINGS. The Company plans to build on its success in women's apparel by expanding its offering of complementary products to existing and new customers. These products, which have been tested and offered on a limited basis, include men's apparel, children's apparel, women's special sizes, accessories, gifts and cosmetics. Since the Company began offering complementary products in 1992, sales of these products have grown to represent 16.2% of total net sales in 1995. The Company believes that a significant opportunity exists to further increase sales of these products.

     DEVELOP AND GROW NEW CATALOG CONCEPTS. The Company intends to offer in separate and distinct catalogs complementary products and new product concepts that have the potential for significant sales growth. In May 1996, the Company mailed Bridgewater, its first new concept catalog, which offers an assortment of classic fashions for men and women. To date, customer response to Bridgewater has exceeded the Company's expectations.

     CONTINUE TO REFINE CATALOG MAILING SEGMENTATION TECHNIQUES. The Company plans to further develop and refine its statistical models and analyses to better target its catalog mailings and more profitably capitalize on its current customer list of over 10 million names. By refining its catalog mailing segmentation techniques, the Company hopes to be able to increase its response rate and the dollar amount of purchases for each catalog mailed.

     EXPAND THE COMPANY'S CUSTOMER BASE. Chadwick's intends to grow its customer base through its aggressive name acquisition program, including the rental of customer lists and the implementation of advertising campaigns specifically designed to add new customers.

     INCREASE THE COMPANY'S DEFERRED BILLING PROGRAM. The Company intends to expand the use of its "buy now, pay later" deferred billing program which it initiated in 1995. The Company believes that its deferred billing program has contributed to an increase in average order value and net sales.

     CONTINUE TO IMPROVE ORDER FULFILLMENT OPERATIONS AND INVENTORY MANAGEMENT. The Company plans to make additional improvements in the areas of order fulfillment and inventory management. Chadwick's believes continued opportunity exists to increase operating efficiencies.

     ENHANCE TELEMARKETING, CUSTOMER SERVICE AND MANAGEMENT INFORMATION SYSTEMS. The Company intends to continue to upgrade its telemarketing and management information systems that will enhance its ability to increase sales, operating efficiency and overall customer service.

                                  THE OFFERING

Common Stock offered by TJX(1).......  9,260,000 shares
Common Stock outstanding after the
  Offering(2)........................  15,178,847 shares
Use of Proceeds......................  The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered hereby.
                                       All proceeds will be received by TJX.
Listing..............................  The Company's Common Stock has been approved for listing on the NYSE.
NYSE Symbol..........................  CWK

- ---------------
(1) Assumes the Underwriters' over-allotment option is not exercised.

(2) Exclusive of 850,000 shares that will be reserved for issuance upon exercise of stock options and similar awards under the Company's 1996 Equity Incentive Plan and the 1996 Stock Option Plan for Non-Employee Directors. For a description of stock options to be issued contemporaneously with this Offering, see "Executive Compensation -- Equity Incentive Plan."

                                RELATIONSHIP WITH TJX

     The Chadwick's of Boston catalog was established by TJX in 1983. The Company's assets are held by Chadwick's, Inc. which, prior to the Offering, has been a wholly-owned subsidiary of TJX. In connection with the Offering, TJX will exchange all of the outstanding shares of common stock of Chadwick's, Inc. for 15,178,847 shares of Common Stock of the Company (the "Exchange Transaction"), 9,260,000 shares of which are being offered hereby by TJX. Concurrently with the closing of the Offering (the "Closing"), TJX will contribute $20.0 million to the equity of the Company and the Company will repay to TJX the balance of outstanding intercompany indebtedness over the equity contribution at such time, which balance is currently estimated to be approximately $50 million (such repayment, together with the related equity contribution, is hereinafter referred to as the "Debt Repayment"). The Company expects to generate the funds for the repayment of this indebtedness entirely from credit facilities which it will establish prior to the Offering. See "Risk Factors -- Financing Requirements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Upon completion of the Offering, TJX will own approximately 39% of the Company's outstanding Common Stock (approximately 30% if the Underwriters exercise their over-allotment option in

- -------------------------------------------------------------------------------

full), and likely will be the Company's largest stockholder. As a result of its ownership interest, TJX could have effective control of the vote on matters submitted to stockholders following completion of the Offering, including the election of directors and the approval of extraordinary corporate transactions. TJX has advised the Company that it expects to reduce its ownership interest in the Company over time, subject to prevailing market and other conditions. See "Relationship with TJX." Currently, two of the four members of the Company's Board of Directors (the "Board") are officers and directors of TJX. Either simultaneously with the completion of the Offering or within six months thereafter, the Company anticipates that the Board will be increased to seven members through the addition of three persons who are neither affiliates of TJX nor employees ("associates") or officers of the Company.

     To the extent the Company has in the past had excess inventory which it wished to liquidate in bulk, it has sold this inventory to TJX and others. During 1994 and 1995, the Company liquidated approximately $14.4 million and $10.6 million, respectively, of its total inventory liquidations through TJX, representing in each year more than half of such liquidations. To continue and formalize this mutually advantageous arrangement, the Company and TJX have entered into an Inventory Purchase Agreement expiring on January 29, 2000. See "Relationship with TJX -- Liquidation."

     As part of their ongoing relationship following the Offering, TJX and the Company will enter into a number of other agreements including a Services Agreement and a Tax Sharing and Separation Agreement. See "Relationship with TJX."













                            ------------------------

Chadwick's[Registered Trademark] and Chadwick's of Boston, Ltd.[Registered Trademark] are federally registered trademarks owned by the Company. Bridgewater[Trademark] is a trademark owned by the Company.

- --------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------------------------------

                             SUMMARY FINANCIAL DATA

     The following summary financial data is qualified by and should be read in conjunction with the Company's Combined Financial Statements and Pro Forma
Combined Financial Statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.


                                                                                                          PRO FORMA(1)
                                                          HISTORICAL                                   ------------------
                          --------------------------------------------------------------------------    FISCAL    THIRTEEN
                                                                                      THIRTEEN           YEAR      WEEKS
                                           FISCAL YEAR ENDED                         WEEKS ENDED        ENDED      ENDED
                          ----------------------------------------------------   -------------------   --------   --------
                          JAN. 25,   JAN. 30,   JAN. 29,   JAN. 28,   JAN. 27,   APR. 29,   APR. 27,   JAN. 27,   APR. 27,
                            1992     1993(2)      1994       1995       1996       1995       1996       1996       1996
                          --------   --------   --------   --------   --------   --------   --------   --------   --------
                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, NET SALES PER CATALOG AND AVERAGE ORDER VALUE)
INCOME STATEMENT DATA:
  Net sales.............  $173,374   $295,532   $424,276   $432,660   $465,598   $116,611   $131,996   $465,598   $131,996
                          --------   --------   --------   --------   --------   --------   --------   --------   --------
    Gross profit........    67,263    112,346    155,043    160,786    186,730     47,467     58,696    186,730     58,696
  Selling, general and
    administrative
    expenses, including
    catalog and order
    processing costs....    55,656     90,366    131,439    155,329    160,282     42,387     45,831    161,982     46,231
                          --------   --------   --------   --------   --------   --------   --------   --------   --------
    Income from
      operations........    11,607     21,980     23,604      5,457     26,448      5,080     12,865     24,748     12,465
                          --------   --------   --------   --------   --------   --------   --------   --------   --------
  Income before
    extraordinary items
    and cumulative
    effect of accounting
    changes.............  $  7,108   $ 13,184   $ 12,285   $  1,262   $ 11,674   $  2,116   $  6,697   $ 11,332   $  6,664
                          ========   ========   ========   ========   ========   ========   ========   ========   ========
  Net income(3).........  $  7,108   $ 13,184   $ 12,665   $  1,070   $  8,336   $  2,116   $  6,697   $  7,994   $  6,664
                          ========   ========   ========   ========   ========   ========   ========   ========   ========
PRO FORMA EARNINGS PER
  COMMON SHARE:
  Income before
    extraordinary items
    and cumulative
    effect of accounting
    changes.............                                                                               $    .74   $    .44
                                                                                                       ========   ========
  Net income............                                                                               $    .52   $    .44
                                                                                                       ========   ========
BALANCE SHEET DATA:
  Total assets..........  $ 70,673   $121,094   $156,095   $177,625   $199,215   $210,540   $199,648              $186,401
  Long-term debt(4).....     7,580     22,152     52,154     47,391     70,769     81,712     60,277                30,000
  Stockholder's
    equity..............    21,420     34,604     47,269     48,339     56,675     50,455     63,372                83,372

OTHER FINANCIAL AND
  OPERATING DATA:
  EBITDA(5).............  $ 13,580   $ 25,116   $ 28,109   $ 11,156   $ 33,160   $  6,717   $ 14,524   $ 31,460   $ 14,124
  Total catalog
    circulation.........    78,555    123,064    213,168    234,973    196,073     64,150     48,487
  Net sales per
    catalog(6)..........  $   2.21   $   2.40   $   1.99   $   1.84   $   2.37   $   1.82   $   2.72
  Average order
    value(7)............  $     84   $     83   $     81   $     81   $     86   $     78   $     94

- ---------------
(1) The pro forma financial data for the year ended January 27, 1996 and for the thirteen weeks ended April 27, 1996, have been derived from, and should be read in conjunction with the unaudited pro forma combined financial statements of the Company and the notes thereto (including a description of the assumptions used in the pro forma data) included elsewhere in this Prospectus.

(2) 53 week period.

(3) Net income includes a credit of $380,000 for the cumulative effect of accounting changes in the fiscal year ended January 29, 1994 and includes extraordinary charges for the early retirement of debt of $192,000 in the fiscal year ended January 28, 1995 and $3.3 million in the fiscal year ended January 27, 1996.

(4) Includes loans and advances from TJX.

(5) Earnings before interest, taxes, depreciation and amortization.

(6) Net sales per catalog equals net sales divided by total catalog circulation.

(7) Average order value equals total value of orders received divided by the number of orders received.

- --------------------------------------------------------------------------------------------------------------------------

                                  RISK FACTORS

     Before making an investment decision, prospective purchasers of the Common Stock offered hereby should carefully consider the following factors, in addition to the other information in this Prospectus.

ABSENCE OF HISTORY AS A STAND-ALONE COMPANY

     Following the consummation of the Offering, the Company will no longer be a subsidiary of TJX, and TJX will have no obligation to provide management, financial or other assistance to the Company or any of its subsidiaries except as described in "Relationship with TJX -- Services." In addition, the Company has never operated as, and the Company's management team has never managed, a stand-alone company. The inability of the Company to operate competitively or of management to manage the Company effectively and efficiently as a stand-alone company could have a material adverse effect on the Company's business, financial condition and results of operations.

VOLATILITY OF CONSUMER PREFERENCES AND SPENDING PATTERNS

     Apparel sales have historically been dependent, in part, upon discretionary consumer spending which is affected by general economic conditions, consumer confidence, availability of consumer credit and other factors beyond the control of the Company. In addition, the Company's performance is subject to risks associated with changing fashion and the Company's ability to deliver fashion that is in demand. Although the Company believes that its strategy of offering a broad range of merchandise limits the risk attendant to the volatility of consumer preferences, there can be no assurance that this strategy will be successful. Misjudgment by the Company as to fashion trends or consumer preferences or a downturn in discretionary consumer spending could have a material adverse effect on the Company's business, financial condition and results of operations.

IMPACT OF INCREASES IN COSTS OF POSTAGE, PAPER AND PRINTING


     Postal rates and paper and printing costs affect the cost of the Company's order fulfillment and catalog and promotional mailings. The Company relies heavily on discounts from the basic United States Postal Service ("USPS") rate structure, such as discounts for bulk mailings and pre-sorting by zip code and carrier routes. Like others in the catalog industry, the Company passes on a significant portion of its shipping and handling expenses directly to the customer, but it does not directly pass on the costs of preparing and mailing catalogs and other promotional materials. The Company historically has not entered into long-term contracts for its paper purchases. Consequently, there can be no assurance that the Company will not be subject to an increase in paper costs. For instance, from January 1993 through December 1995, the price of paper available to the Company increased approximately 75%, resulting in higher catalog production costs and contributing to the Company's decision to reduce catalog circulation in 1995. In addition, although the Company currently has contracts for the printing of its catalogs, these contracts typically have three-year terms, and offer no assurance that the Company's printing costs will not increase upon renegotiation of these contracts. Significant increases in postal rates or paper or printing costs could have a material adverse effect on the Company's business, financial condition and results of operations, particularly to the extent that the Company is unable to pass on such increases directly to customers or to offset such increases by either raising prices or reducing other costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the effect of increases in paper and postage costs.


DEPENDENCE ON KEY PERSONNEL

     The Company's continued success will depend to a significant extent upon the efforts and abilities of Dhananjaya K. Rao, the Company's President and Chief Executive Officer, and Carol Meyrowitz, the Company's Executive Vice President -- Merchandising. The loss of the services of Mr. Rao or Ms. Meyrowitz could have a material adverse effect on the Company's business, financial condition and results of operations.

FINANCING REQUIREMENTS

     As a subsidiary of TJX, the Company has benefitted from its ability to finance its operations and growth through funding provided by TJX. Following the Offering, the Company's capital needs will be provided through internally generated funds and bank credit facilities. The Company has received a commitment from two banks to provide the Company with a three-year credit facility composed of a $30 million term loan and a revolving line of credit of up to $120 million, of which up to $50 million may be used for letters of credit. The closing of the Offering is conditioned upon the closing and funding of the credit facility. The closing of the credit facility, in turn, is conditioned upon the banks' receipt of satisfactory evidence that the Company's deferred billing receivables can be sold in a securitization arrangement providing at least $30 million of financing. In addition, the terms of the credit facility loan agreement are expected to require the Company to enter into such a securitization arrangement within 90 days after the closing of the credit facility. The Company has signed an engagement letter with a financial institution contemplating a three-year revolving deferred billing receivables purchase facility. The facility initially will be funded in the amount of $50 million. There can be no assurance that the Company will be successful in closing the deferred billing receivables purchase facility when required by the credit facility. The Company will be subject to compliance with various loan covenants under the credit and receivables purchase facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." To the extent that internally generated funds and funds available under any credit facilities obtained by the Company are insufficient for its needs, the Company will have to seek additional financing through public or private equity or debt financings. There can be no assurance, however, that any such additional financing will be available on acceptable terms, if at all. If adequate funds through the proposed credit facilities or otherwise are not available for any reason, the Company's business, financial condition and results of operations would be materially adversely affected.

RELATIONSHIP WITH TJX; POTENTIAL CONFLICTS OF INTEREST

     Upon completion of the Offering, TJX will own approximately 39% of the Company's outstanding Common Stock (approximately 30% if the Underwriters exercise their over-allotment option in full), and likely will be the Company's largest stockholder. As a result of its ownership interest, TJX could have effective control of the vote on matters submitted to stockholders following completion of the Offering, including the approval of extraordinary corporate transactions and the election of directors. Currently, two of the four members of the Company's Board of Directors are officers and directors of TJX, which may permit TJX to exert additional influence over the Company. Either simultaneously with the completion of the Offering or within six months thereafter, the Company anticipates that the Board will be increased to seven members through the addition of three persons who are neither affiliates of TJX nor associates or officers of the Company. See "Relationship with TJX." The inability of the Company to operate free from the influences of TJX could have a material adverse effect on the Company's business, financial condition and results of operations.

     The executive officers of TJX who serve as directors of the Company may have conflicts of interest in addressing business opportunities and strategies with respect to which the Company's and TJX's interests differ. Neither the Company nor TJX has adopted any formal procedures designed to assure that such conflicts of interest will not occur or to resolve any such conflicts.

     The Company and TJX currently intend to continue their past practice of having the Company sell excess inventory to TJX, among others. The Company and TJX have entered into an Inventory Purchase Agreement expiring on January 29, 2000. See "Relationship with TJX -- Liquidation." The Company believes that the Inventory Purchase Agreement will allow the Company and TJX to maintain their mutually advantageous inventory liquidation relationship. If the terms of the agreement do not continue to be advantageous to the Company during the term of the agreement or if the liquidation arrangements were not to be continued upon their expiration, there could be a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON SUPPLIERS; FOREIGN SOURCING

     The Company's broad range of merchandise requires that it maintain relationships with many manufacturing sources and suppliers. Although the Company believes that it has established strong relationships with its principal manufacturing sources, the Company does not have long-term contracts. The inability of the Company to source quality goods in a timely fashion at favorable prices could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Purchasing; Suppliers."

     In 1995, approximately 34% of the Company's merchandise was directly imported. Approximately 10% of all merchandise purchased was directly imported from China. In addition, many of the Company's domestic vendors import a substantial portion of their merchandise from abroad. Many of the Company's imports are subject to existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods that may be imported into the United States. The Company competes with other companies for production facilities and production capacity. The Company's business is also subject to a variety of other risks associated with doing business abroad, such as political instability, currency and exchange risks and other local issues. The Company's future performance will be subject to such risks, which are beyond its control, and there can be no assurance that the occurrence of any destabilizing event abroad would not have a material adverse effect on the Company's business, financial condition and results of operations.

RISK OF DISASTER

     The Company conducts its operations primarily from a single facility in West Bridgewater, Massachusetts. If a disaster (such as a fire or hurricane) were to destroy or significantly damage the facility, the Company would have to obtain alternative facilities from which to conduct its operations and replenish its inventory, all of which would result in increased operating costs and significant delays in fulfillment of customer orders. While the Company intends to maintain business interruption insurance, any such increased costs or delays could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

     All aspects of the retail apparel industry are highly competitive. The Company competes with all retail sellers of apparel, including T.J. Maxx and Marshalls. The Company competes primarily with other catalog retailers, department stores and specialty retailers, many of which have greater financial resources than the Company. While the Company is currently the nation's largest catalog retailer of off-price women's apparel, there can be no assurance that other retailers of apparel will not decide in the future to enter the Company's market. If the Company is unable to continue to compete effectively in the women's apparel and other markets, the Company's business, financial condition and results of operations would be materially adversely affected. See
"Business -- Competition."

RISKS RELATED TO UNIONIZED EMPLOYEES

     At April 27, 1996, the Company had 2,452 associates, of whom approximately 992 were members of a labor union. If unionized associates were to engage in a strike or other work stoppage or if additional associates were to become unionized, the Company could experience a significant disruption of operations and higher labor costs, all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

NO CASH DIVIDENDS ON COMMON STOCK

     The Company anticipates that for the foreseeable future all earnings, if any, will be retained for the operation and expansion of its business. Accordingly, the Company does not currently anticipate paying any cash dividends on its Common Stock. See "Dividend Policy."

NO PRIOR PUBLIC MARKET; DETERMINATION OF OFFERING PRICE; MARKET VOLATILITY

     Prior to this Offering, there has been no public market for the Company's Common Stock. The Company has been approved to list the shares of Common Stock on the NYSE, but there can be no assurance that following the Offering an active public trading market will develop or be sustained or that shares of the Common Stock will be resold at or above the initial public offering price. The initial public offering price of the Common Stock was determined by negotiations among the Company, TJX and the Representatives of the Underwriters based on several factors and does not necessarily bear any relationship to the Company's asset value, net worth or other established criteria of value. Accordingly, such price should not be considered an indication of the Company's actual value. See "Underwriting." Additionally, the market price of the Common Stock may be subject to significant fluctuations and may trade below the initial public offering price in response to changes in the general condition of the economy or the retail and catalog industries or other factors beyond the control of the Company. The Company's quarterly results of operations may also fluctuate significantly as a result of several factors, including the timing of catalog mailings and changes in the selection of merchandise offered and sold. Any public market that may develop for the Company's Common Stock may be materially adversely affected by any such stock price or operational fluctuations.

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, TJX will own approximately 39% of the Company's outstanding Common Stock (approximately 30% if the Underwriters exercise their over-allotment option in full). In connection with the Offering, the Company and TJX will enter into an agreement that will provide TJX with certain rights to have the shares of Common Stock owned by it after the Offering registered by the Company under the Securities Act of 1933, as amended (the "Securities Act"), in order to permit the public sale of such shares. See "Relationship with TJX -- Registration Rights Agreement." In addition, subject to the restrictions described below and applicable law, TJX will be free to sell any and all of the shares of Common Stock it owns after completion of the Offering. TJX has advised the Company that it expects to reduce its ownership interest in the Company over time, subject to prevailing market and other conditions. TJX has agreed, however, not to offer, sell or contract to sell or otherwise dispose of, directly or indirectly, or announce the offering of, or exercise any registration rights with respect to, or register, cause to be registered or announce the registration or intended registration of, any shares of Common Stock or any stock option or other security convertible into or exchangeable for, any shares of Common Stock for a period of 180 days from the date of the Underwriting Agreement relating to the Offering without the prior written consent of the Representatives of the Underwriters except for (a) in the case of the Company, Common Stock issued pursuant to any employee or director plan described herein and (b) in the case of directors and executive officers, the exercise of stock options pursuant to benefit plans described herein and shares of Common Stock disposed of as bona fide gifts. See "Underwriting." No prediction can be made as to the effect, if any, that future sales of Common Stock, or the availability of Common Stock for future sales, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock or the perception that sales could occur could adversely affect prevailing market prices for the Common Stock. See "Shares Eligible For Future Sale" and "Underwriting."

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Certificate of Incorporation and By-laws and Delaware law could, together or separately, discourage potential acquisition proposals, delay or prevent a change in control of the Company or limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. Certain of those provisions provide for a classified Board of Directors, the issuance, without further stockholder approval, of preferred stock with rights and privileges that could be senior to the Common Stock, no right of the stockholders to call a special meeting of stockholders, restrictions on the ability of stockholders to nominate directors and submit proposals to be considered at stockholders' meetings and a supermajority voting requirement in connection with stockholders' proposed amendments to the By-laws. The Company also is subject to Section 203 of the Delaware General Corporation Law (the "DGCL") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder. See "Description of Capital Stock."

                                  THE COMPANY

     Chadwick's of Boston, Ltd. is the nation's first and largest catalog retailer of off-price women's apparel and one of the largest participants in women's apparel catalog retailing. The Company offers a broad selection of high quality branded and private label apparel at prices typically 25% to 50% below the regular prices of department and specialty retail stores. The Company believes that it has developed a strong and unique franchise and a well recognized brand name by consistently delivering exceptional value while satisfying its customers' wardrobe needs for career, casual and social wear, all in a broad selection of colors, styles and sizes. Chadwick's believes that its success in executing this merchandising strategy is the result of its thorough understanding of the Company's target customer, extensive off-price merchandising experience, powerful catalog presentation, strong product development and worldwide sourcing capabilities. As a result, Chadwick's has increased sales at a compound annual growth rate of 28.0%, from $173.4 million in 1991 to $465.6 million in 1995.

     The Company believes that Chadwick's of Boston is one of the most well recognized brand names in women's apparel catalog retailing, and that its customer list is one of the largest and most valuable in the women's apparel industry. Chadwick's has over 10 million names on its customer list, more than six million of which are active customers, having made one or more purchases in the preceding 18 months. Management believes that its brand name and customer list provide the Company with distinct competitive advantages that can be neither easily nor cost-effectively replicated.

     The Company's target customers are middle to upper middle income women between the ages of 25 and 55, who the Company believes represent approximately one-third of the adult female population in the United States or approximately 33 million women. The overall women's apparel industry generated approximately $81 billion in sales in 1995, of which catalog sales represented approximately 9.4% or $7.6 billion. While sales in the overall women's apparel industry grew by approximately one percent from 1994 to 1995, catalog sales of women's apparel grew by 6.1% during the same period. The Company believes that catalog sales of women's apparel will continue to increase because the busy lifestyles of today's women demand the convenience and time savings afforded by catalog shopping.

     The Chadwick's of Boston catalog was established by TJX in 1983. The Company was organized under Delaware law on May 16, 1996 for the purpose of facilitating the Exchange Transaction in connection with the Offering. The Company's principal executive offices are located at 35 United Drive, West Bridgewater, Massachusetts 02379 and its telephone number is (508) 583-8110.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of shares of Common Stock offered hereby. All proceeds will be received by TJX.

                                DIVIDEND POLICY

     The Company plans to retain any future earnings for expansion of its business and, accordingly, the Company does not anticipate paying cash dividends in the foreseeable future. Payment of dividends is within the discretion of the Company's Board of Directors and will depend, among other factors, upon the Company's earnings, financial condition and capital requirements.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of April 27, 1996 on a historical basis and on a pro forma basis, giving effect to the Debt Repayment. This table should be read in conjunction with "Selected
Financial Data," the Combined Financial Statements, the Pro Forma Combined
Financial Statements and notes thereto included elsewhere in this Prospectus.


                                                                            APRIL 27, 1996
                                                                       -------------------------
                                                                       HISTORICAL    PRO FORMA
                                                                       ----------   ------------
                                                                            (IN THOUSANDS)
Short-term debt......................................................          --           --
Long-term debt:
  Loans and advances from TJX(1).....................................   $  60,277           --
  Term loan..........................................................          --       30,000
Stockholder's equity:
  Preferred Stock, $.01 par value, authorized 5,000,000 shares, no
     shares outstanding..............................................          --           --
  Common Stock, $.01 par value, authorized 35,000,000 shares, issued
     and outstanding 15,178,847 shares...............................         152          152
  Additional paid-in capital.........................................          --       20,000
  Retained earnings..................................................      63,220       63,220
                                                                        ---------     --------
Total stockholder's equity...........................................      63,372       83,372
                                                                        ---------     --------
          Total capitalization.......................................   $ 123,649     $113,372
                                                                        =========     ========

- ---------------
(1) Assumes $15,322,000 is repaid with the proceeds from the sale of deferred billing receivables.


                            SELECTED FINANCIAL DATA

     The selected financial data set forth below for each of the fiscal years in the five-year period ended January 27, 1996, is derived from the Combined Financial Statements of the Company. The information related to the income statement data for the years ended January 29, 1994, January 28, 1995, and January 27, 1996, and the balance sheet data as of January 28, 1995 and January 27, 1996, are derived from audited Combined Financial Statements of the Company. The income statement data for the thirteen weeks ended April 29, 1995 and April 27, 1996, and for the years ended January 25, 1992 and January 30, 1993, and the balance sheet data as of January 25, 1992, January 30, 1993, January 29, 1994, April 29, 1995 and April 27, 1996, is derived from unaudited Combined Financial Statements of the Company. In the opinion of the Company's management, all adjustments (all of which were normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations have been included in the aforementioned unaudited Combined Financial Statements. The results of operations for the thirteen weeks ended April 27, 1996, are not necessarily indicative of the results of operations expected for the entire fiscal year.

     The pro forma financial data for the year ended January 27, 1996 and as of and for the thirteen weeks ended April 27, 1996, have been derived from and should be read in conjunction with the unaudited Pro Forma Combined Financial Statements of the Company and the notes thereto (including a description of the assumptions used in the pro forma data) included elsewhere in this Prospectus.

                                                      SELECTED FINANCIAL DATA



                                                                                                                   PRO FORMA
                                                                 HISTORICAL                                   -------------------
                                 --------------------------------------------------------------------------    FISCAL    THIRTEEN
                                                                                             THIRTEEN           YEAR      WEEKS
                                                  FISCAL YEAR ENDED                         WEEKS ENDED        ENDED      ENDED
                                 ----------------------------------------------------   -------------------   --------   --------
                                 JAN. 25,   JAN. 30,   JAN. 29,   JAN. 28,   JAN. 27,   APR. 29,   APR. 27,   JAN. 27,   APR. 27,
                                   1992     1993(1)      1994       1995       1996       1995       1996       1996       1996
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, NET SALES PER CATALOG AND AVERAGE ORDER VALUE)
INCOME STATEMENT DATA:
  Net sales....................  $173,374   $295,532   $424,276   $432,660   $465,598   $116,611   $131,996   $465,598   $131,996
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
  Cost of sales, including
    buying and order
    fulfillment costs..........   106,111    183,186    269,233    271,874    278,868     69,144     73,300    278,868     73,300
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
    Gross profit...............    67,263    112,346    155,043    160,786    186,730     47,467     58,696    186,730     58,696
  Selling, general and
    administrative expenses,
    including catalog and order
    processing costs...........    55,656     90,366    131,439    155,329    160,282     42,387     45,831    161,982     46,231
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
    Income from operations.....    11,607     21,980     23,604      5,457     26,448      5,080     12,865     24,748     12,465
  Interest expense (income),
    net........................      (213)       (33)     3,378      3,940      6,920      1,542      1,404      5,800      1,060
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
  Income before income taxes,
    extraordinary items and
    cumulative effect of
    accounting changes.........    11,820     22,013     20,226      1,517     19,528      3,538     11,461     18,948     11,405
  Provision for income taxes...     4,712      8,829      7,941        255      7,854      1,422      4,764      7,616      4,741
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
  Income before extraordinary
    items and cumulative effect
    of accounting changes......  $  7,108   $ 13,184   $ 12,285   $  1,262   $ 11,674   $  2,116   $  6,697   $ 11,332   $  6,664
                                 ========   ========   ========   ========   ========   ========   ========   ========   ========
  Net income(2)................  $  7,108   $ 13,184   $ 12,665   $  1,070   $  8,336   $  2,116   $  6,697   $  7,994   $  6,664
                                 ========   ========   ========   ========   ========   ========   ========   ========   ========
PRO FORMA EARNINGS PER COMMON
  SHARE:
  Income before extraordinary
    items and cumulative effect
    of accounting changes......                                                                               $    .74   $    .44
                                                                                                              ========   ========
  Net income...................                                                                               $    .52   $    .44
                                                                                                              ========   ========
BALANCE SHEET DATA:
  Working capital..............  $  9,228   $ 20,777   $ 52,368   $ 44,409   $ 77,843   $ 81,187   $ 75,140              $ 62,788
  Total assets.................    70,673    121,094    156,095    177,625    199,215    210,540    199,648               186,401
  Long-term debt(3)............     7,580     22,152     52,154     47,391     70,769     81,712     60,277                30,000
  Stockholder's equity.........    21,420     34,604     47,269     48,339     56,675     50,455     63,372                83,372

OTHER FINANCIAL AND OPERATING
  DATA:
  EBITDA(4)....................  $ 13,580   $ 25,116   $ 28,109   $ 11,156   $ 33,160   $  6,717   $ 14,524   $ 31,460   $ 14,124
  Total catalog circulation....    78,555    123,064    213,168    234,973    196,073     64,150     48,487
  Net sales per catalog(5).....  $   2.21   $   2.40   $   1.99   $   1.84   $   2.37   $   1.82   $   2.72
  Average order value(6).......  $     84   $     83   $     81   $     81   $     86   $     78   $     94

- ---------------
(1) 53 week period.

(2) Net income includes a credit of $380,000 for the cumulative effect of accounting changes in the fiscal year ended January 29, 1994 and includes extraordinary charges for the early retirement of debt of $192,000 in the fiscal year ended January 28, 1995 and $3.3 million in the fiscal year ended January 27, 1996.

(3) Includes loans and advances from TJX.

(4) Earnings before interest, taxes, depreciation and amortization.

(5) Net sales per catalog equals net sales divided by total catalog circulation.

(6) Average order value equals total value of orders received divided by the number of orders received.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Unless otherwise indicated or the context otherwise requires in this section, each reference to a year is to the Company's fiscal year which ends on the last Saturday in January in the following calendar year (e.g., "1995" means the fiscal year ended January 27, 1996). The following discussion and analysis should be read in conjunction with "Selected Financial Data" and the Combined Financial Statements and related notes thereto which appear elsewhere in this Prospectus.

OVERVIEW

     From 1987 through 1993, the Company's net sales grew at a compound annual growth rate of 46.7%. By the fall of 1994, the Company's order fulfillment and customer service operations were unable to keep pace with its rapid sales growth, resulting in a decline in sales growth, an increase in operating expenses and a substantial decline in profitability. In response, the Company reorganized its management team in the first quarter of 1995. This new management team implemented a series of initiatives to increase operational efficiencies and improve customer service to levels necessary to support the Company's strong and established merchandising organization. Catalog circulation was reduced, the deferred billing program was expanded, and improvements were made in fulfillment center and telemarketing operations, inventory management and coordination among all facets of the business.

RESULTS OF OPERATIONS

     The following table is derived from the Company's statements of income for the periods indicated and expresses the results of operations in such periods as a percentage of net sales:

                                                      FISCAL YEAR ENDED              THIRTEEN WEEKS ENDED
                                              ----------------------------------     ---------------------
                                              JAN. 29,     JAN. 28,     JAN. 27,     APR. 29,     APR. 27,
                                                1994         1995         1996         1995         1996
                                              --------     --------     --------     --------     --------
Net sales...................................    100.0%       100.0%       100.0%       100.0%       100.0%
Cost of sales, including buying and order
  fulfillment costs.........................     63.5         62.8         59.9         59.3         55.5
                                                -----        -----        -----        -----        -----
          Gross margin......................     36.5         37.2         40.1         40.7         44.5
Selling, general and administrative
  expenses, including catalog and order
  processing costs..........................     31.0         35.9         34.4         36.3         34.7
                                                -----        -----        -----        -----        -----
          Income from operations............      5.6          1.3          5.7          4.4          9.7
Interest expense, net.......................      0.8          0.9          1.5          1.3          1.1
Income before income taxes, extraordinary
  items and cumulative effect of accounting
  changes...................................      4.8%         0.4%         4.2%         3.0%         8.7%
                                                =====        =====        =====        =====        =====

     A comparison of the results of operations for the most recent quarter and for the past three years follows.

THIRTEEN WEEKS ENDED APRIL 27, 1996 COMPARED WITH THIRTEEN WEEKS ENDED APRIL 29, 1995

     Net sales for the first quarter ended April 27, 1996 increased 13.2% to $132.0 million from $116.6 million in the prior year, despite a 24.4% decrease in catalog circulation for the same period from 64.2 million catalogs to 48.5 million catalogs. The Company experienced a significant increase in average order value compared to the same period in 1995 and continued to maintain the strong fulfillment rates achieved in 1995. The improvements in operations and inventory management beginning in the second quarter of 1995 as well as the expansion of the deferred billing program during 1995 contributed to the increase in average order value and net sales in the first quarter of 1996 compared to the first quarter of 1995.

     Cost of sales, including buying and order fulfillment costs, as a percentage of net sales was 55.5% in the quarter ended April 27, 1996 versus 59.3% in the quarter ended April 29, 1995. The improvement reflects an increase in merchandise margin and a reduction in fulfillment center labor and shipping costs as a percentage of net sales. Results for the quarter ended April 29, 1995 did not reflect the benefit of operating efficiencies initiated during that year.

     Selling, general and administrative expenses, including catalog and order processing costs, as a percentage of net sales were 34.7% for the quarter ended April 27, 1996 versus 36.3% in the comparable period for the prior year. This improvement is primarily due to increased sales productivity per catalog.

     Net income was $6.7 million for the quarter ended April 27, 1996 compared to $2.1 million in the comparable period for the prior year.

1995 COMPARED WITH 1994 AND 1994 COMPARED WITH 1993

     Net sales for 1995 totalled $465.6 million on circulation of 196.1 million catalogs versus net sales of $432.7 million on circulation of 235.0 million catalogs in 1994. The increase in net sales of 7.6%, despite a decrease in circulation of 16.6%, is attributable to a number of factors, including improvements in inventory management and order fulfillment, which allowed the Company to satisfy and ship customer orders on a more timely and efficient basis, expansion of the Company's deferred billing program and improvement in overall levels of customer service. The increase in the Company's average order value to $86 in 1995 from $81 in 1994 and the increase in net sales per catalog to $2.37 in 1995 from $1.84 in 1994 are primarily attributable to the aforementioned factors coupled with decreased catalog circulation.

     Net sales of $432.7 million in 1994 increased 2.0% over net sales of $424.3 million in 1993 while circulation increased 10.2% to 235.0 million catalogs from
213.2 million catalogs in 1993. The most significant issue impacting lackluster sales in 1994 was the Company's poor performance in fulfilling customer orders, resulting in customer dissatisfaction and loss of sales. This operational problem, along with higher catalog circulation to prospective customers in 1994, were factors contributing to the decrease in the net sales per catalog to $1.84 in 1994 from $1.99 in 1993.

     Cost of sales, including buying and order fulfillment costs, as a percentage of net sales was 59.9%, 62.8% and 63.5% in 1995, 1994 and 1993, respectively. The improvement in the ratio in 1995 from 1994 reflects an increase in shipping and handling income, less excess inventory to liquidate and improved fulfillment center labor productivity. The improvement in this ratio in 1994 from 1993 is primarily due to savings in shipping costs.

     Selling, general and administrative expenses, including catalog and order processing costs, as a percentage of net sales were 34.4%, 35.9% and 31.0% in 1995, 1994 and 1993, respectively. These expenses as a percentage of net sales decreased in 1995 as a result of improved sales productivity per catalog and reduced catalog production costs, partially offset by increases in order processing expenses. Catalog production costs decreased due to lower circulation, which was partially offset by increases in paper and postage costs. Total selling, general and administrative expenses as a percentage of net sales increased in 1994 as a result of higher catalog production costs due to a 10.2% increase in catalog circulation coupled with increased paper costs. These cost increases were accompanied by a decrease in catalog productivity and an increase in order processing costs, while the Company's ability to fulfill customer orders declined.

     Interest expense was $6.9 million, $3.9 million and $3.4 million in 1995, 1994 and 1993, respectively. The increase in interest expense in 1995 is due to increased short-term borrowings from TJX and higher short-term interest rates. The increased borrowings during 1995 are primarily the result of additional working capital requirements associated with expansion of the Company's deferred billing program.

     The Company's effective income tax rate was 40.2%, 16.8% and 39.3% in 1995, 1994 and 1993, respectively. The low level of pretax income in 1994 along with certain tax benefits in that year resulted in a lower effective income tax rate. The difference between the federal statutory income tax rate and the effective income tax rate is primarily attributable to the effective state income tax rate.

     The Company recorded an extraordinary charge for the early retirement of debt in both 1995 and 1994. The after-tax extraordinary charge of $3.3 million in 1995 was due to the early prepayment of a $45.0 million loan secured by a mortgage on the Company's offices and fulfillment center. The charge of $192,000 in 1994 was incurred when the Company retired its outstanding $5.4 million mortgage, in connection with the $45.0 million financing described above. Net income in 1993 was impacted by the cumulative effect of accounting changes for postretirement medical costs and for accounting for income taxes, resulting in an increase in net income of $380,000. After giving effect to these items, the Company's net income was $8.3 million, $1.1 million and $12.7 million in 1995, 1994 and 1993, respectively.

QUARTERLY RESULTS


     The following table presents unaudited quarterly financial information for the two fiscal years ended January 28, 1995 and January 27, 1996. This information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments (consisting only of normal recurring adjustments) which management considers necessary for a fair presentation of the results for such periods.

                                               FISCAL YEAR ENDED JANUARY 28, 1995 BY QUARTER
                                               ----------------------------------------------
                                                FIRST       SECOND       THIRD        FOURTH
                                               --------     -------     --------     --------
                                                          (DOLLARS IN THOUSANDS)
Net sales....................................  $108,832     $85,391     $120,953     $117,484
Gross profit.................................    43,643      30,851       50,590       35,702
     % of net sales..........................      40.1%       36.1%        41.8%        30.4%
Income (loss) from operations................       857       4,027        3,690       (3,117)
     % of net sales..........................       0.8%        4.7%         3.1%        (2.7%)
Net income (loss)(1).........................      (114)      1,979        1,472       (2,075)
     % of net sales..........................      (0.1%)       2.3%         1.2%        (1.8%)

                                               FISCAL YEAR ENDED JANUARY 27, 1996 BY QUARTER
                                               ----------------------------------------------
                                                FIRST       SECOND       THIRD        FOURTH
                                               --------     -------     --------     --------
                                                         (DOLLARS IN THOUSANDS)
Net sales....................................  $116,611     $87,602     $151,458     $109,927
Gross profit.................................    47,467      31,647       65,071       42,545
     % of net sales..........................      40.7%       36.1%        43.0%        38.7%
Income (loss) from operations................     5,080      (1,237)      13,727        8,878
     % of net sales..........................       4.4%       (1.4%)        9.1%         8.1%
Net income (loss)(1).........................     2,116      (1,719)       6,994        4,283
     % of net sales..........................       1.8%       (2.0%)        4.6%         3.9%

- ---------------
(1) Excludes fourth quarter extraordinary charges of $192,000 and $3.3 million in years 1994 and 1995, respectively.


     The Company is not dependent on the year-end holiday season for a disproportionate share of its business. The Company's sales and operating results are more influenced throughout the year by the timing of the mailing of its catalogs and by its merchandising strategies than by seasonal fluctuations. Sales in the second quarter of both 1994 and 1995 and operating results in the second quarter of 1995 were lower due to the timing of catalog mailings.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary capital needs have been for working capital to support its growth, including the expansion of its deferred billing program, and for costs associated with expanding its fulfillment center. Cash flows from operating activities reflect increased deferred billing receivables as of January 27, 1996 and April 27, 1996 and higher prepaid catalog costs as of January 27, 1996 due to the timing of mailing certain catalogs.

     The Company's investing activities have consisted primarily of property additions, which totalled $6.3 million in 1995 and $10.6 million in 1994. Capital expenditures in 1994 included the cost of completing an expansion of the Company's fulfillment center to its current capacity, which the Company believes is adequate for the next several years. In addition, the Company made capital expenditures to upgrade fulfillment center equipment and management information systems equipment and related software. Capital expenditures for 1996 are expected to approximate $8 million, with more than half planned to be dedicated to the Company's new telemarketing and customer service system.

     During 1994, the Company borrowed $45.0 million secured by a mortgage on its offices and fulfillment center, to reduce advances from TJX and to repay a $5.4 million mortgage assumed in the initial purchase of the mortgaged property. This financing was guaranteed by TJX and, in connection with TJX's purchase of Marshalls in 1995, the Company prepaid the $45.0 million loan and incurred an after-tax extraordinary charge of $3.3 million. Proceeds to pay off this mortgage were provided by intercompany borrowings from TJX.

     The Company's borrowings from TJX are composed of long-term and short-term borrowings. Historically, the long-term component was established at the beginning of each year and generally represented the intercompany balance as of the beginning of the year. The monthly change in the intercompany balance from the long-term balance represents either short-term funds invested with TJX or short-term borrowings from TJX. The Company is credited interest income or charged interest expense at rates that approximate TJX's short-term investment or borrowing rate. During the past three years, the maximum amounts the Company has borrowed from TJX (based on month-end borrowing levels) were $118.4 million, $65.3 million and $82.9 million in 1995, 1994 and 1993, respectively.


     The Company currently is negotiating several agreements to deal with its financing needs after the Offering of its Common Stock. The Company has received a commitment from The First National Bank of Boston and The First National Bank of Chicago, as agents for a syndicate of banks, to provide the Company with a three-year credit facility composed of a $30 million term loan and a revolving line of credit of up to $120 million, of which up to $50 million may be used for letters of credit. The proposed Revolving Credit and Term Loan Agreement with the banks is expected to contain provisions restricting indebtedness, liens, investments, distributions, mergers, disposition of assets and transactions with affiliates; and to impose financial covenants and reporting requirements. The closing of the Offering is conditioned upon the closing and funding of the credit facility under the Revolving Credit and Term Loan Agreement. The closing of the credit facility, in turn, is conditioned upon the receipt by the agents of satisfactory evidence that the Company's deferred billing receivables can be sold in a securitization arrangement providing at least $30 million of financing. The Revolving Credit and Term Loan Agreement is expected to require the Company to enter into such a securitization arrangement within 90 days after closing on the Agreement. The Company has signed an engagement letter with PNC Securities Corp. contemplating a three-year revolving deferred billing receivables purchase facility which will provide financing to the Company initially in the amount of up to $50 million. Under the receivables purchase facility, an affiliate of PNC Securities Corp. will purchase at a discount an undivided interest in the Company's deferred billing receivables to be charged on customers' credit cards. The receivables purchase facility will be subject to early termination upon the occurrence of certain events, including the Company's failure to meet certain ratios with respect to the quality of the deferred billing receivables, such as dilution, chargeback and customer payment default ratios, and default under any agreement between the Company and a credit card company, as well as usual grounds for termination, including breach of the facility agreements.


     Concurrently with the closing of the Offering, TJX will contribute $20 million to the equity of the Company and the Company will repay to TJX from the proceeds of loans under the Revolving Credit and Term Loan Agreement the balance of the intercompany indebtedness over such equity contribution at such time, which balance is currently estimated to be approximately $50 million. Once these arrangements are in place, TJX does not intend to lend to the Company, and the Company does not intend to borrow from TJX. The Company believes that the proposed credit facilities, along with the Company's internally generated cash flow, will be adequate to meet the currently anticipated capital needs of the Company. See "Risk Factors--Financing Requirements."

                                    BUSINESS

GENERAL

     Chadwick's of Boston, Ltd. is the nation's first and largest catalog retailer of off-price women's apparel and one of the largest participants in women's apparel catalog retailing. The Company offers a broad selection of high quality branded and private label apparel at prices typically 25% to 50% below the regular prices of department and specialty retail stores. The Company believes that it has developed a strong and unique franchise and a well recognized brand name by consistently delivering exceptional value while satisfying its customers' wardrobe needs for career, casual and social wear, all in a broad selection of colors, styles and sizes. Chadwick's believes that its success in executing this merchandising strategy is the result of its thorough understanding of the Company's target customer, extensive off-price merchandising experience, powerful catalog presentation, strong product development and worldwide sourcing capabilities. As a result, Chadwick's has increased sales at a compound annual growth rate of 28.0%, from $173.4 million in 1991 to $465.6 million in 1995.

     The Company believes that Chadwick's of Boston is one of the most well recognized brand names in women's apparel catalog retailing, and that its customer list is one of the largest and most valuable in the women's apparel industry. Chadwick's has over 10 million names on its customer list, more than six million of which are active customers, having made one or more purchases in the preceding 18 months. Management believes that its brand name and customer list provide the Company with distinct competitive advantages that can be neither easily nor cost-effectively replicated.

     The Company's target customers are middle to upper middle income women between the ages of 25 and 55, who the Company believes represent approximately one-third of the adult female population in the United States or approximately 33 million women. The overall women's apparel industry generated approximately $81 billion in sales in 1995, of which catalog sales represented approximately 9.4% or $7.6 billion. While sales in the overall women's apparel industry grew by approximately one percent from 1994 to 1995, catalog sales of women's apparel grew by 6.1% during the same period. The Company believes that catalog sales of women's apparel will continue to increase because the busy lifestyles of today's women demand the convenience and time savings afforded by catalog shopping.

     From 1987 through 1993, the Company's net sales grew at a compound annual growth rate of 46.7%. By the fall of 1994, the Company's order fulfillment and customer service operations were unable to keep pace with its rapid sales growth, resulting in a decline in sales growth, an increase in operating expenses and a substantial decline in profitability. In response, the Company reorganized its management team in the first quarter of 1995 by accepting the resignations of and replacing certain officers of the Company. The reorganized management team implemented a series of initiatives to increase operational efficiencies and improve customer service to levels necessary to support the Company's strong and established merchandising organization. Catalog circulation was reduced and improvements were made in fulfillment center and telemarketing operations, inventory management and coordination among all facets of the business.

     The Company's initiatives produced substantial and rapid improvement. Between 1994 and 1995, the initial fulfillment rate (percentage of merchandise available to be shipped at the time of order) increased from 57.1% to a Company record of 72.3% and the final fulfillment rate (percentage of total merchandise orders filled) increased from 86.5% to 90.5%. Over the same period, gross margin increased from 37.2% to 40.1% and selling, general and administrative expenses as a percentage of net sales declined from 35.9% to 34.4%. These initiatives, together with an expansion of the Company's deferred billing program, increased profits, sales and average order value. Income before extraordinary items grew from $1.3 million in 1994 to $11.7 million in 1995, and, over the same time period, average order value increased from $81 to $86 and net sales increased 7.6%, from $432.7 million to $465.6 million, despite a 16.6% reduction in catalog circulation, from 235.0 million to 196.1 million. This strong performance continued into the first quarter of 1996, as net income increased from $2.1 million in the first quarter of 1995 to $6.7 million and net sales increased 13.2%, to $132.0 million.

BUSINESS STRATEGIES

     The Company believes that its new operational structure, combined with strong customer acceptance of its value-oriented merchandise, provides a solid foundation for future growth. The Company intends to capitalize on opportunities to increase sales to both existing and new customers, continue improvements in operating efficiencies and increase leveraging of operating expenses through the following strategies:


     Expand the Company's Core Women's Apparel Business. Chadwick's ability to consistently deliver high quality merchandise at every day low prices has created a large base of value-conscious customers. Chadwick's has successfully increased sales and profitability by expanding the number of styles offered in its catalog and increasing the assortment of sizes and colors offered with respect to many items. The Company believes it has a substantial opportunity to increase sales to existing customers by capturing a greater share of their apparel purchases. The Company plans to expand its offering of women's apparel by increasing average page count in its existing catalogs by approximately 20% over the next three years. The Company anticipates that such expansion will result in a comparable increase in catalog production costs and have a favorable impact on sales.


     Expand the Company's Complementary Product Offerings. The Company continually identifies and tests new product categories that are natural extensions of the Company's existing core women's apparel business. To date, the Company has tested or offered on a limited basis men's apparel, children's apparel, women's special sizes, accessories, gifts and cosmetics in certain of its catalogs. Since the Company began offering complementary products in 1992, sales of these products have grown to represent 16.2% of total net sales in 1995. Chadwick's believes that a significant opportunity exists to further increase sales to its core customer base as well as to attract new customers by expanding these additional product offerings in its existing catalogs.

     Develop and Grow New Catalog Concepts. The Company intends to offer in separate and distinct catalogs complementary products and new product concepts that have the potential for significant sales growth. In May 1996, the Company mailed Bridgewater, its first new concept catalog, which offers an assortment of classic fashions for men and women. To date, customer response to Bridgewater has exceeded the Company's expectations.

     Continue to Refine Catalog Mailing Segmentation Techniques. The Company plans to further develop and refine its statistical models and analyses to better target its catalog mailings and more profitably capitalize on its current customer list of over 10 million names. The Company continually evaluates its catalog presentation in order to provide the best formats for certain groups of customers. By refining its catalog mailing segmentation techniques, the Company hopes to be able to increase its response rate and the dollar amount of purchases for each catalog mailed.

     Expand the Company's Customer Base. The women's retail catalog apparel market generated approximately $7.6 billion in sales in 1995. The Company believes that approximately one-third of the adult female population of the United States or 33 million women meet the Company's target customer profile. As a result, the Company believes there is opportunity to grow its customer base and thereby increase sales. The Company intends to achieve such growth by continuing its aggressive name acquisition program, including the rental of customer lists and the implementation of advertising campaigns specifically designed to add new customers.

     Increase the Company's Deferred Billing Program. The Company initiated a deferred billing program in 1995 under which a customer purchases merchandise on credit but the purchase is not billed to the customer's credit card until a date 90 to 120 days after the catalog is mailed. The Company believes that this "buy now, pay later" program has contributed to an increase in average order value and net sales, and intends to expand the use of the program to more of its catalogs.

     Continue to Improve Order Fulfillment Operations and Inventory
Management. The Company continually evaluates and improves its order fulfillment operations and inventory management procedures in order to increase operating efficiencies. As a result of these efforts to date, the Company has increased its initial and final fulfillment rates and decreased the number of customer service calls received, the return rate, the average number of days from order to delivery and fulfillment center expenses (as an absolute number and as a percentage of sales). Notwithstanding these accomplishments, the Company believes that there is room for continued improvement in these operations and intends to pursue such improvements.

     Enhance Telemarketing, Customer Service and Management Information
Systems. The Company intends to continue to upgrade its telemarketing and management information systems in order to enhance its ability to increase sales, operating efficiency and overall customer service. The Company is developing a new order taking and customer service system that is designed to aid telemarketing and customer service representatives by providing them with on-line catalog information and data on customer orders and past purchases. This additional information is expected to increase the ability of the Company's sales representatives to personalize transactions, market additional products that complement the purchases being made by the customer and recommend alternatives for items that are back ordered or sold out. The Company believes the new system will lead to increased productivity by utilizing "universal agents" to receive both telephone orders and customer service calls. The Company also continually evaluates its operations to determine ways in which it can better serve the customer by, among other things, reducing the time it takes to place and deliver orders. In addition, the Company plans to continue investing in and enhancing its management information systems in order to improve efficiencies in the areas of inventory management, fulfillment center operations, returns processing and finance.

INDUSTRY OVERVIEW

     The retail catalog apparel market is estimated to be approximately $11.5 billion, with the retail catalog markets for women's apparel and men's apparel accounting for approximately $7.6 billion and $3.2 billion of that total, respectively. Based upon industry sources, from 1994 to 1995, catalog sales of women's apparel grew 6.1%, as compared to the growth rate of approximately one percent in the overall women's apparel industry for the comparable period. The Company believes that retail catalog sales of women's apparel will continue to increase because the busy lifestyles of today's women demand the convenience and time savings afforded by catalog shopping. Despite the difficult United States apparel market over the past few years, Chadwick's has continued to grow its sales. Based upon its continued strength, the Company believes that it is well positioned to capitalize on future opportunities for growth.

MERCHANDISING

     Since its inception, Chadwick's merchandising strategy has been to deliver exceptional value to the middle to upper middle income American woman. The Company offers a broad selection of high quality branded and private label apparel at prices typically 25% to 50% below the regular prices of department and specialty retail stores. The Company offers every day low prices and publishes only two end-of-season clearance catalogs per year.

     The Company believes that it has developed a strong and unique franchise and a well recognized brand name by consistently delivering exceptional value to its customers through high quality, low prices and broad selection. Chadwick's believes that its success in executing its merchandising strategy is the result of its thorough understanding of the Company's target customer, extensive off-price merchandising experience, powerful catalog presentation, strong product development and worldwide sourcing capabilities. Chadwick's also believes that it is distinct in its ability to offer value across its merchandise lines, which feature a wide array of colors and styles designed to satisfy its customers' wardrobe needs for career, casual and social wear. The Company continuously offers merchandise which includes both basic styles and current fashion. A benefit of Chadwick's merchandising strategy is Chadwick's ability to shift the mix of its merchan-dise offerings as consumer demand shifts. In general, the Company plans to increase sales in its core business by offering an expanded selection of women's apparel through increased page count in its existing catalogs.

     The Company continually identifies and tests new product categories that are natural extensions of the Company's existing core women's apparel business. To date, the Company has tested or offered on a limited basis men's apparel, children's apparel, women's special sizes, accessories, gifts and cosmetics in certain of its catalogs. Since the Company began offering complementary products in 1992, sales of these products have grown to represent 16.2% of total net sales in 1995. Chadwick's believes that a significant opportunity exists to further increase sales to its core customer base as well as to attract new customers by expanding these additional product offerings in its existing catalogs. In May 1996, the Company mailed Bridgewater, its first new concept catalog, which offers an assortment of classic fashions for men and women. To date, customer response to Bridgewater has exceeded the Company's expectations.

     The Company's success in implementing its merchandising strategy is in large part due to the Company's team approach to merchandising, catalog design and inventory management. The key members of the Company's merchandising team have been with the Company for an average of eight years. The Company believes that its merchandising team's collective experience and negotiating skills, coupled with the team's knowledge of apparel markets and the Company's target customer, allows the Company to consistently deliver high value merchandise in up-to-date basics and current fashion. In an effort to keep the merchandise offered in the Chadwick's catalog exciting and to seek out the best quality merchandise, members of the merchandising team travel both abroad and across the United States several times each year. The Company's merchandising team continues to identify new fashion trends and new markets and to develop new products and product classifications to meet customers' needs.

MARKETING

     An important element of the Company's marketing strategy is the improved segmentation of its existing customer files. The Company currently uses customer file segmentation analyses, based on customers' purchasing histories and other customer information, to design catalog circulation strategies that increase customer response rates. As a result, the Company is able to successfully tailor its catalogs to customer needs by sending different versions of catalogs to different segments of the customer list. The Company intends to invest in database and segmentation software to allow it to more efficiently access its significant customer data bases and to improve its ability to conduct these analyses.

     Chadwick's believes that circulation planning based on more sophisticated statistical circulation models will increase the effectiveness of catalog mailings and maximize the productivity of its customer lists. As a result, the Company is testing increasingly sophisticated statistical circulation planning models to improve its ability to predict customer purchase behavior based on a wide range of variables. The Company plans to use these analyses to enhance its circulation efficiencies.

     The Company's catalog is the result of the collaborative effort of its merchandising, marketing and catalog production teams and outside agencies. Members of Chadwick's merchandising team select the styles that are to be included in the catalog and work with outside agencies to select appropriate fashion models and photo shoot locations. Members of the catalog production team then work with the outside agencies to determine the ideal size and layout for each catalog. The Company places great emphasis on page layout because it believes that appropriate page presentation of its merchandise stimulates demand. The Company closely manages the catalog production process to control costs and simultaneously maintain attractive and effective catalog presentation. The Company has contracts with two printers which cover its production requirements and afford some protection against certain cost increases.

     The Company utilizes a catalog mailing strategy which is built around the key apparel selling seasons: spring, summer, fall, winter and Christmas. Each season has a large mailing followed by a series of smaller mailings in order to capture incremental sales from the Company's more active customers. Additionally, the Company mails two end-of-season clearance catalogs, one each for winter and summer.

     Chadwick's customer name acquisition programs are designed to attract new customers in a cost effective manner. The Company utilizes various sources to acquire new names, including list rentals, magazine solicitations, promotional inserts, friends' name cards inserted in mailed catalogs, direct sell campaigns and reactivation of previous Chadwick's customers.


     The Company views the use of credit as an important marketing tool. The vast majority of the Company's 1995 sales were charged on customers' major credit cards. In 1995, the Company began offering its customers a deferred billing program under which a customer purchases merchandise on credit but the purchase is not billed to the customer's credit card until a date 90 to 120 days after the catalog is mailed. The Company assumes the risk that after the deferral period, the purchase cannot be charged to the customer's credit card. The Company's deferred billing credit losses have been insignificant to date, due, in part, to the Company's deferred billing procedures that are designed to limit credit losses. Chadwick's intends to expand the use of this "buy now, pay later" program. The Company also is investigating other credit marketing programs as a further method of increasing sales.


CUSTOMER SERVICE AND TELEMARKETING

     Providing superior service to customers is a key element of the Company's strategy. The Company maintains a toll-free telephone service for orders and other customer needs, emphasizes customer service and friendliness in training for its telephone sales representatives, and unconditionally guarantees its merchandise at any time. The Company's return policy provides that if a customer is not satisfied with a purchase for any reason, the merchandise can be returned to the Company for a refund or exchange.

     The Company's telemarketing facilities are open 24 hours a day, seven days a week, and have an aggregate of approximately 800 telemarketing and customer service representatives. In 1995, Chadwick's telemarketing facilities handled over 11 million calls. The number of representatives staffing these calls varies greatly during the hours of each day of each selling season, based on anticipated call volume. During peak and off hours, the Company also uses outside service providers to satisfy its telemarketing and customer service requirements. The Company continues to evaluate the manner in which it receives and services calls to determine the most efficient manner in which to service its customers.

     The Company is developing a new order taking and customer service system that is designed to aid telemarketing and customer service representatives by providing them with on-line catalog information and data on customer orders and past purchases. This additional information is expected to increase the ability of the Company's sales representatives to personalize transactions, market additional products that complement the purchases being made by the customer and recommend alternatives for items that are back ordered or sold out. The Company believes the new system will lead to increased productivity by utilizing "universal agents" to receive both telephone orders and customer service calls. The Company also expects that such a system will permit the Company to process orders more efficiently by improving communication between the Company's telemarketing center and fulfillment center.

FULFILLMENT AND DELIVERY

     Through its fulfillment and delivery operations, the Company seeks to provide excellent customer service within a low cost structure.

     The Company's commitment to customer service is supported by its fulfillment and telemarketing centers, located in approximately 700,000 square feet of space in West Bridgewater, Massachu-setts. Designed to process and ship customer orders rapidly and in a cost effective manner, the fulfillment center uses high speed conveyor belts, bar code scanning and a sophisticated tilt tray sorter. The facility processed over 11 million shipments in 1995, with in-stock items generally being shipped to customers within 48 hours of their placement. The Company's fulfillment center has the capacity to process approximately 40% more sales before any capital expansion of the center will be required.

     The Company attempts to minimize order delivery costs without sacrificing expedient delivery to customers through careful management of its shipping techniques. The Company's sorting system segregates packages by zip code and automatically calculates the weight of each parcel to be shipped. The majority of the Company's packages are shipped through the USPS.

INVENTORY MANAGEMENT

     The Company's inventory management strategy is designed to maintain inventory levels that provide optimum in-stock positions, while maximizing inventory turnover rates and minimizing the amount of unsold merchandise at the end of each season. Chadwick's maintains higher inventory levels for basic apparel items which are not generally fashion sensitive. Inventory levels for items with greater fashion risk are maintained at lower levels, with the goal of selling all such merchandise prior to the end of a season. The Company historically has been successful in selling its overstock through its twice-yearly, end-of-season clearance catalogs, through its retail outlet stores located in Nashua, New Hampshire and Brockton, Massachusetts, and to TJX and other third parties. During 1995, the Company liquidated approximately $10.6 million of its total inventory liquidations through TJX. See "Relationship with TJX -- Liquidation."

     In order to sustain operating profit and customer service, the Company carefully balances its inventory to minimize overstock, out-of-stock and back order inventory conditions, all of which are common in catalog retailing. Because out-of-stock and back order conditions cannot be eliminated, when these conditions occur, the Company experiences some order cancellations. Initial fulfillment increased from 57.1% to 72.3% between 1994 and 1995, and final fulfillment increased from 86.5% to 90.5% during the same period. See "Business
- -- General."

PURCHASING; SUPPLIERS

     The Company conducts its purchasing operations through its office in West Bridgewater, Massachusetts. The Company's merchandising staff actively monitors the fashion markets and offering of other catalogs and retail stores in an effort to ensure that the Company's merchandise offering is competitive in fashion and price. To improve purchasing efficiency, the Company also relies on pre-mailing surveys to gauge customer demand for its product offerings.

     The Company believes that it has been successful in establishing and maintaining strong relationships with its suppliers both domestically and internationally. The Company believes that its purchasing power results in lower product prices than can be obtained by the Company's lower-volume competitors. In addition, because of the large number of suppliers and the large volume of the Company's purchases, the Company is able both to secure alternative sources for its products and to maintain supply relationships on favorable terms. In order to maintain flexibility, the Company does not enter into long-term contracts with its suppliers. In 1995, approximately 34% of the Company's merchandise was directly imported. Approximately 10% of all merchandise purchased was directly imported from China. In addition, many of the Company's domestic vendors import a substantial portion of their merchandise from abroad. See "Risk Factors -- Dependence on Suppliers; Foreign Sourcing."

COMPETITION

     All aspects of the retail apparel industry are highly competitive. The Company competes with all retail sellers of apparel, including T.J. Maxx and Marshalls. The Company competes primarily with catalog retailers, department stores and specialty retailers, many of which have greater financial resources than the Company. In the overall women's apparel market, competing retail catalogs generally include Spiegel, J.C. Penney, Lands' End, Victoria's Secret and Newport News. The Company does not believe that it has any significant competition in the off-price segment of the women's apparel catalog retail market. However, there can be no assurance that other retailers of apparel will not decide in the future to enter the Company's market.

     Chadwick's competes on the basis of its extensive merchandise selection, price, product quality and customer service. The Company believes that its extensive customer list and its reputation for providing quality merchandise at prices lower than its competitors have enabled it to become the largest catalog retailer of off-price women's apparel. See "Risk Factors -- Competition."

TRADEMARKS, TRADE NAMES AND LICENSES

     The Company is the owner of a number of trademarks and trade names, including Chadwick's, Chadwick's of Boston, Ltd. and Bridgewater. The Company also licenses certain other marks from TJX and third parties. While certain of these licensed names are important to the Company's business, management does not believe that the loss of any of the licensed marks would have a materially adverse effect upon the Company's business, financial condition and results of operations. See "Relationship with TJX -- Trademark Licenses."

EMPLOYEES

     As of April 27, 1996, the Company had 2,452 associates, of whom 313 were full-time salaried associates, 1,388 were full-time hourly associates and 751 were part-time hourly associates. Approximately 992 of the Company's associates are covered under one of TJX's collective bargaining agreements with the Union of Needletrades, Industrial and Textile Employees. This agreement expires on December 31, 1997, and it is expected that the Company will commence negotiations for a new contract at an appropriate time. The Company considers its labor relations and overall employee relations to be good.

PROPERTIES

     The Company's principal executive offices, telemarketing center, warehouse and fulfillment center are located in the Company-owned facility in West Bridgewater, Massachusetts containing approximately 580,000 square feet of space. The Company leases a 126,000 square foot facility in West Bridgewater, Massachusetts for returns processing and a customer service center. The Company also leases from TJX approximately 11,000 square feet and 12,500 square feet of retail space for its outlet stores in Brockton, Massachusetts and Nashua, New Hampshire, respectively. See "Relationship with TJX -- Leases." The Company believes that its existing facilities are adequate to meet its current needs, and will provide capacity sufficient to handle its anticipated growth for the next several years.

REGULATORY MATTERS

     Chadwick's business, and the catalog industry in general, is subject to regulation by a variety of state and federal laws relating to, among other things, advertising, imports and sales taxes. The Federal Trade Commission regulates the Company's advertising and trade practices and the Consumer Product Safety Commission has issued regulations governing the safety of the products the Company sells in its catalogs. The Company also is subject to Department of Treasury customs regulations with respect to goods that it directly imports, including customs duties, quotas and other import restrictions. United States customs duties currently are between 6% and 21% (with an average rate of 12%) of appraised value on certain imported items of inventory. During 1995, approximately 34% of Chadwick's inventory was directly imported. See "Risk Factors -- Dependence on Suppliers; Foreign Sourcing."

     Under current law, catalog retailers are permitted to make sales in states where they do not have a physical presence without collecting sales tax. Congress, however, has the power to change these laws. The Company believes that it collects sales tax in all jurisdictions in which it is currently required to do so.

LEGAL PROCEEDINGS

     The Company is a party to litigation in the ordinary course of business. The Company does not believe that unfavorable outcomes in such litigation would have a material adverse effect on its business, financial condition and results of operations.

                             RELATIONSHIP WITH TJX

     The Company's assets are held by Chadwick's, Inc., which prior to the Offering has been a wholly-owned subsidiary of TJX. In connection with the Offering, TJX will exchange all of the outstanding shares of common stock of Chadwick's, Inc. for 15,178,847 shares of Common Stock of the Company pursuant to the terms of the Transfer Agreement among TJX, Chadwick's, Inc. and the Company (the "Transfer Agreement").

     Upon completion of the Offering, TJX will own approximately 39% of the Company's outstanding Common Stock (approximately 30% if the Underwriters exercise their over-allotment option in full), and likely will be the Company's largest stockholder. As a result of its ownership interest, TJX could have effective control of the vote on matters submitted to stockholders following completion of the Offering, including the election of directors and the approval of extraordinary corporate transactions. TJX has advised the Company that it expects to reduce its ownership interest in the Company over time, subject to prevailing market and other conditions. Currently, two of the four members of the Company's Board of Directors are officers and directors of TJX. Either simultaneously with the completion of the Offering or within six months thereafter, the Company anticipates that the Board will be increased to seven members through the addition of three persons who are neither affiliates of TJX nor associates or officers of the Company.

     Historically, the Company's external financing requirements were provided by TJX. During 1995, the maximum amount the Company borrowed from TJX on a short-term basis (based on month end borrowing levels) was $116.0 million. The average interest rate on such borrowings was approximately 7%. Following the Offering, TJX will have no obligation, and has no intention, to provide any additional funding or to take any steps to assist the Company to obtain funding. The Company's future capital requirements will be funded through internally generated funds, its credit facilities and, to the extent necessary and feasible, the incurrence of other indebtedness and the sale of equity securities.

     The discussion below includes summaries of the material provisions of the Transfer Agreement and certain other agreements affecting the relationship between the Company and TJX (collectively, the "Transactional Documents"). These summaries do not purport to be complete. Reference is made to the complete provisions of, and such summaries are qualified in their entirety by reference to, such Transactional Documents, forms of which are filed as Exhibits to the Registration Statement of which this Prospectus is a part.

TRANSFER AGREEMENT

     Acquisition of Chadwick's, Inc. and Repayment of Indebtedness to TJX. The Transfer Agreement provides that: (i) in connection with the Offering TJX will exchange its shares of Chadwick's, Inc. for 15,178,847 shares of Common Stock of the Company; and (ii) concurrently with the Closing TJX will contribute $20.0 million to the equity of the Company and the Company will repay to TJX the balance of outstanding intercompany indebtedness over such equity contribution at such time, which balance is currently estimated to be approximately $50 million. The Company expects to generate the funds for repayment of this indebtedness entirely from credit facilities which it will establish prior to the Offering. The amount of the $20 million capital contribution was agreed to by TJX and the Company after consideration of the general capital requirements of the Company.

     Employee Benefit Plans. The Transfer Agreement contains a number of provisions pertaining to employee benefit plan matters. Effective as of the Closing, the Company will establish employee benefit plans substantially similar to certain plans currently maintained by TJX for associates of the Company, including the plans described under "Executive Compensation," and, in general, associates of the Company will cease to participate in the TJX plans. The Company is not obligated by the Transfer Agreement to duplicate all plans currently maintained by TJX for Company associates. Pursuant to the Transfer Agreement, the Company will establish a 401(k) savings program and a pension program, and assets and liabilities relating to Company associates in the TJX 401(k)
savings and profit sharing program and the TJX tax-qualified pension plan will be transferred to corresponding Company-sponsored plans as soon as practicable after the Closing. In the case of medical and dental benefits, the TJX plans will remain liable for claims in respect of covered services rendered to Company associates prior to the Closing, but only if the claims for reimbursable expenses are submitted for payment to the TJX plan administrator within one year from the Closing. The Company generally agrees to assume, and to hold TJX harmless against, all other pre-Closing liabilities with respect to Company associates under the TJX plans. To the extent TJX makes premium or similar plan payments and contributions to or on behalf of Company plans in respect of periods of coverage commencing on or after the Closing, the Company will reimburse TJX for those payments. In addition, the Transfer Agreement contains provisions for the issuance of replacement stock options by the Company to persons who are Company associates on the Closing with respect to the then unvested component of their TJX stock options, subject to such persons' surrender of their corresponding unvested TJX stock options. See "Executive Compensation -- Equity Incentive Plan."

     Insurance Claims. The Transfer Agreement contains provisions dealing with the post-Closing settlement of insured claims with respect to claims under certain insurance policies maintained by TJX for Chadwick's. The Transfer Agreement requires that Chadwick's reimburse TJX for the actual costs incurred by TJX in respect of such claims over a 10-year period following the Closing. The Company and TJX have agreed to cooperate with respect to all aspects of administering such insured claims.

     Indemnification. The Transfer Agreement provides that TJX will indemnify the Company for liabilities relating to certain obligations that TJX agreed to assume with respect to employee benefits and insurance matters pursuant to the Transfer Agreement, as well as for any breach of any representation, warranty, covenant or agreement contained in any Transactional Document. Similarly, the Company agrees to indemnify TJX for liabilities that it agreed to assume with respect to employee benefits and insurance matters pursuant to the Transfer Agreement, as well as for any breach of any representation, warranty, covenant or agreement contained in any Transactional Document. The Transfer Agreement also provides that each of the Company and TJX will indemnify the other in the event of certain liabilities arising with respect to the Registration Statement of which this Prospectus is a part.

SERVICES

     Historical Services. In the past, TJX provided certain services, consisting primarily of data and payroll processing, to the Company. The Company paid $4.4 million in 1995 for such services. The Company also participated in numerous benefit plans and insurance plans of TJX and was charged its share of the costs incurred in connection with these plans. Additionally, in 1995, the Company paid $461,000 to TJX for administrative support, including financial, treasury, general legal, tax, audit and human resources.

     Services Agreement. Immediately prior to the Offering, TJX and the Company will enter into a Services Agreement (the "Services Agreement") pursuant to which TJX will provide following the Offering certain services to the Company, including data processing, employee benefits administration, insurance claims management, tax reporting, internal audit, treasury management, investor relations and other administrative services. Such services generally will be provided at rates equal to TJX's cost of providing these services. The initial term for the principal services other than data processing expires at or before the end of the current fiscal year. The initial term for data processing services extends through January 30, 1999. Extensions of services may only be made upon the mutual agreement of the Company and TJX as to the renewal term and the fees to be charged during such renewal term, except for the Company's right to continue the term of data processing services for up to one year. In order to extend the provision of data processing services beyond the initial term for such services, the Company must request such an extension by July 1, 1997. TJX is required to use all reasonable efforts to perform the services on a timely basis and the Company is required to use all reasonable efforts to cooperate with TJX in connection with the provision of services.

TAX SHARING AND SEPARATION AGREEMENT

     In connection with the Offering, the Company, Chadwick's, Inc. and TJX will enter into a Tax Sharing and Separation Agreement (the "Tax Allocation Agreement"). Pursuant to the Transfer Agreement and Tax Allocation Agreement, the net current and deferred income tax obligations of the Company will be included as a part of the settlement of all other intercompany indebtedness and the Company will not retain any Federal, state or local income tax liability for pre-Closing tax periods. Accordingly, TJX will be responsible for all federal, state and local income taxes with respect to the Company for all periods ending on or prior to the date of consummation of the Offering and for audit adjustments to such taxes. The Company will be responsible for all other taxes owing with respect to the Company. The Company and TJX will make an election under Section 338(h)(10) of the Code to treat the Exchange Transactions as a taxable asset purchase with the effect that the tax basis of the Company's assets will be increased to the deemed purchase price of the assets, and TJX will report as taxable income or gain the amount of the increase. Although TJX's continuing ownership interest in the Company will prevent the Company from amortizing that portion of the basis increase allocable to goodwill or going concern value, it is expected that the amortizable or depreciable portion of the additional basis will result in increased income tax deductions and, accordingly, reduced income taxes payable by the Company. Pursuant to the Tax Allocation Agreement, the Company will pay to TJX on a dollar-for-dollar basis any cash tax benefits actually received by the Company, as realized on a quarterly basis, calculated by comparing the Company's actual taxes to the taxes that would have been owed by the Company had the increase in basis not occurred in connection with the Exchange Transaction. In the event any deductions reflected in a tax benefit payment to TJX are successfully challenged by any taxing authority, TJX will reimburse the Company for the loss of the tax benefit and any related interest or penalties imposed upon the Company. Subject to the next sentence, the tax benefit payments to TJX should have no material adverse effect on the Company's earnings or cash flow, which should be substantially the same as they would have been in the absence of the Tax Allocation Agreement and such election. In the event of certain changes in control of the Company or certain business combinations or other acquisitions involving the Company, the tax benefit calculation thereafter will be made without giving effect to any items of income, expense, loss, deduction or credit for businesses other than the historic businesses of the Company immediately prior to such event if such calculation would produce a greater payment to TJX. The Tax Allocation Agreement provides that the Company will not enter into any transaction a significant purpose of which is to reduce the amount payable by the Company to TJX under the Tax Allocation Agreement.

REGISTRATION RIGHTS AGREEMENT

     In connection with the Offering, the Company and TJX will enter into a Registration Rights Agreement (the "Registration Rights Agreement"), which provides that at any time on or after the date which is six months following the Closing, TJX will be able to require the Company at the Company's expense except for underwriting discounts and commissions and fees and expenses of TJX's separate counsel and accountants, if any, to file up to two registration statements registering its Common Stock, subject to a right in the Company to defer such registration if the registration will interfere with a planned transaction or for certain other reasons. The Registration Rights Agreement also will entitle TJX, at any time on and after the date which is six months following the Offering, to include shares of Common Stock owned by TJX in any public offering of shares of Common Stock by the Company (other than in connection with certain types of offerings and subject to certain limitations on the number of shares included in such registration, as determined by the underwriters of such offering, if any).

TRADEMARK LICENSES

     In connection with the Exchange Transaction, on a royalty-free basis, TJX will license to Chadwick's certain trademark rights and intends to transfer to Chadwick's certain trademark license rights. The terms of such licenses vary from periods of one to five years.

LEASES

     TJX currently subleases property in Brockton, Massachusetts and Nashua, New Hampshire to the Company subject to TJX's master leases for such locations with West Plaza Limited Partnership and 231 Realty Associates, respectively. See "Business -- Properties." In 1995, Chadwick's paid TJX $75,007 under the Brockton sublease and $64,106 under the Nashua sublease. Chadwick's also paid TJX $99,695 during 1995 with respect to its use of certain office space in New York City.

LIQUIDATION


     To the extent the Company has had excess inventory in the past which it wished to liquidate in bulk, it has sold this inventory to TJX and others. The Company received approximately $14.4 million and $10.6 million in 1994 and 1995, respectively, from inventory transactions with TJX, and approximately $7.5 million and $9.6 million during those years from inventory transactions with third parties. All transactions with TJX were effected on an arm's-length basis. In connection with the Offering, TJX and the Company will enter into an Inventory Purchase Agreement expiring January 29, 2000, pursuant to which TJX will be required to offer to purchase inventory with an original retail value of at least $25 million in the remainder of 1996 and $50 million in each subsequent year of the agreement, at a price which will produce for TJX for each category of merchandise a profit upon resale no less than the T.J. Maxx/Marshalls' gross profit percentage to sales averages for the comparable category of merchandise for the comparable season one year earlier. If Chadwick's elects not to sell merchandise at the price offered by TJX, the $50 million commitment level will be reduced for the remainder of the applicable year by the retail price of such merchandise.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below is information as of June 28, 1996 regarding individuals who serve or have agreed to serve as directors and executive officers of the Company. Officers are appointed by, and serve at the discretion of, the Board of Directors.

                                                         POSITIONS WITH         DIRECTOR
                       NAME                 AGE           THE COMPANY         TERM EXPIRING
        ----------------------------------  ---     ------------------------  -------------
        Bernard Cammarata(1)(2)...........  56      Chairman                       1997
        Richard G. Lesser(1)(2)...........  61      Director                       1998
        Dhananjaya K. Rao.................  47      President and Chief            1999
                                                    Executive Officer and
                                                    Director
        Carol Meyrowitz...................  42      Executive Vice                 1999
                                                    President -- Merchandising
                                                    and Director
        John W. Tynan.....................  53      Chief Financial Officer

- ---------------
(1) Member of Audit Committee

(2) Member of Executive Compensation Committee

BUSINESS EXPERIENCE OF DIRECTORS AND EXECUTIVE OFFICERS

     BERNARD CAMMARATA has been a director of the Company since May 1996. He has been President and Chief Executive Officer of TJX since 1989 and Chairman of the
T. J. Maxx and Marshalls Division of TJX ("The Marmaxx Group") since 1995. He was Chairman of the T. J. Maxx Division of TJX from 1986 to 1995 and was Executive Vice President of TJX from 1986 to 1989, President, Chief Executive Officer and a director of the former TJX subsidiary of TJX from 1987 to 1989, and President of TJX's T. J. Maxx Division from 1976 to 1986. Mr. Cammarata is a director of TJX.

     RICHARD G. LESSER has been a director of the Company since May 1996. He has been Executive Vice President of TJX since 1991, Chief Operating Officer of TJX since 1994 and President of The Marmaxx Group since 1995. Mr. Lesser was Senior Vice President of TJX from 1989 to 1991, President of the T. J. Maxx Division of TJX from 1986 to 1994, Senior Executive Vice President -- Merchandising and Distribution of the T. J. Maxx Division in 1986, Executive Vice President -- General Merchandise Manager of the T. J. Maxx Division from 1984 to 1986, and Senior Vice President -- General Merchandise Manager of the T. J. Maxx Division from 1981 to 1984. Mr. Lesser is a director of Reebok International Ltd., a worldwide manufacturer and distributor of athletic footwear and apparel, and TJX.

     DHANANJAYA K. RAO has been President and Chief Executive Officer and a director of the Company since May 1996. He also has been Senior Vice President, Operations and Marketing of Chadwick's, Inc. since January 1995. Previously, Mr. Rao worked at the T.J. Maxx Division of TJX from 1978 until 1995. His management positions during such time included Senior Vice President of Distribution and Financial Planning and Analysis from November 1994 to January 1995, Senior Vice President of Distribution, Merchandise Planning and Inventory Management from 1991 to 1994, Senior Vice President and Director of Distribution from 1989 to 1991 and Vice President and Director of Distribution from 1981 to 1989.

     CAROL MEYROWITZ has been Executive Vice President -- Merchandising and a director of the Company since May 1996. She also has been Senior Vice President and General Merchandise Manager of Chadwick's, Inc. since March 1991. Previously, Ms. Meyrowitz was General Merchandise Manager at Chadwick's, Inc. from March 1990 to March 1991, and Vice President and Senior

Merchandise Manager from January 1989 to March 1990. Prior to that time, Ms. Meyrowitz was Vice President and Divisional Merchandise Manager of the Hit or Miss Division of TJX from 1986 to 1989, and she was a Buyer at the Hit or Miss Division from 1983 to 1986.

     JOHN W. TYNAN has been Chief Financial Officer of the Company since May 1996. He also has been Senior Vice President of Finance, MIS and Administrative Services of Chadwick's, Inc. since February 1996. Previously, Mr. Tynan was Vice President of Finance of Chadwick's, Inc. from August 1995 to February 1996. Prior to that time, Mr. Tynan was Executive Vice President and a director of The Store 24 Companies, Inc. ("Store 24") from October 1989 to 1995, Chief Financial Officer of Store 24 from 1984 to 1989, and Controller of Child World, Inc. from 1980 to 1984.

BOARD OF DIRECTORS

     Director Compensation

     Non-employee directors, except for Messrs. Cammarata and Lesser, will be paid an annual retainer of $20,000, fees of $1,250 for each Board meeting and $750 for each Committee meeting attended. In addition, the Chairperson of the Audit Committee and the Chairperson of the Executive Compensation Committee will be paid $2,500 per annum for their services as such. Directors may participate in the Company's General Deferred Compensation Plan.

     The Company expects to adopt the 1996 Stock Option Plan for Non-Employee Directors (the "Non-Employee Director Plan"), pursuant to which directors who are not present or former employees of the Company receive options to purchase shares of Common Stock (Mr. Cammarata and Mr. Lesser will be ineligible to receive options under the Non-Employee Director Plan). The Non-Employee Director Plan will become effective upon the Closing. Pursuant to the Non-Employee Director Plan, each individual who becomes an eligible director before the first annual meeting of stockholders of the Company shall receive on the date such individual becomes an eligible director an option to purchase 3,000 shares of Common Stock. Thereafter, on the date of each annual meeting of stockholders of the Company, beginning with the first such meeting following the Closing, each continuing eligible director shall receive an option to purchase 1,500 shares of Common Stock and each newly-elected eligible director (other than an eligible director referred to in the preceding sentence) shall receive an option to purchase 3,000 shares of Common Stock. A total of 50,000 shares of Common Stock will be reserved for issuance under the plan, subject to adjustment for stock splits and similar events. The Non-Employee Director Plan will expire after the grants made at the annual meeting in 2006, but options then outstanding will continue in effect according to their terms.

     The exercise price of the options is the fair market value of the Common Stock on the date of grant. Each option is non-transferable except upon death, expires 10 years after the date of grant and becomes fully exercisable one year after the date of grant. If the director dies or otherwise ceases to be a director prior to the date the option became exercisable, that option will immediately expire. Any vested options will remain exercisable for a period of three years following retirement after attaining age 65 with at least 10 years of service as a director or after attaining age 70, 71 or 72 with 9, 8 or 7 years of service, respectively, or following death or disability or three months following other termination of the individual's status as a director, but in no event beyond the tenth anniversary of the date of grant. Upon a merger in which the Company does not survive or a sale of substantially all of the stock of the Company or a sale of all or substantially all of the Company's assets, or a dissolution or liquidation of the Company, all options not at the time exercisable will become immediately exercisable and will terminate upon the consummation of the transaction.

     For federal income tax purposes, options granted under the Non-Employee Director Plan will be treated as non-statutory options. For a description of certain federal income tax consequences associated with non-statutory options, see below, "Executive Compensation -- Equity Incentive Plan."

     Committees of the Board of Directors

     The Company's Board of Directors has established an Audit Committee and an Executive Compensation Committee.

     The Audit Committee will review with management, the internal audit group and the independent accountants the Company's financial statements, the accounting principles applied in their preparation, the scope of the audit, any comments made by the independent accountants upon the financial condition of the Company and the accounting controls and procedures, and such other matters as the Committee deems appropriate. The Committee will review with management such matters relating to compliance with corporate policies as the Committee deems appropriate.

     The Executive Compensation Committee ("ECC") will review salary policies and compensation of officers and other members of management, approve compensation plans and compensation of certain officers and other members of management, and administer certain of the Company's incentive plans. The ECC also will have responsibility for consideration of the qualifications of and recommendations to the Board of Directors of nominees to fill Board vacancies and will consider nominees recommended by stockholders if such recommendations are in writing and timely filed with the Secretary of the Company.

                             EXECUTIVE COMPENSATION

     The Company's executive officers have participated in TJX's employee benefit plans. In general, such participation will terminate upon the Closing. Information contained in the following four tables relates to compensation paid to the Chief Executive Officer and the other highly compensated executive officer of the Company for services rendered to the Company when it was a wholly-owned subsidiary of TJX. Information concerning options and restricted stock in the tables that follow relate only to TJX's equity incentive plans and TJX's common stock.

                           SUMMARY COMPENSATION TABLE

     The following table provides information concerning compensation for the Company's named executive officers for services to the Company for the fiscal year ended January 27, 1996.

                                                                        LONG TERM COMPENSATION
                                                                  -----------------------------------
                                                                      AWARDS GRANTED         PAYOUTS
                                   ANNUAL COMPENSATION            -----------------------   ---------
                          -------------------------------------   RESTRICTED                LONG TERM
   NAME AND                                          OTHER          STOCK      SECURITIES   INCENTIVE
   PRINCIPAL                                        ANNUAL          AWARDS     UNDERLYING     PLAN         ALL OTHER
   POSITION       YEAR     SALARY      BONUS    COMPENSATION(1)     ($)(2)      OPTIONS      PAYOUTS    COMPENSATION(3)
- ---------------  ------   ---------  ---------  ---------------   ----------   ----------   ---------   ---------------
Dhananjaya K.
 Rao...........   1995    $ 165,000  $  82,500      $ 4,824              --       4,000      $18,242(4)     $ 2,944
President and
  Chief
  Executive
  Officer(5)
Carol
  Meyrowitz....   1995    $ 228,077  $ 114,038      $ 4,824        $ 64,375       3,000           --        $ 3,300
Executive Vice
  President --
  Merchandising(5)

- ---------------
(1) Other Annual Compensation includes tax reimbursements associated with car allowances.

(2) The aggregate number and value (based on $18.875, the closing price of TJX common stock on the NYSE on January 26, 1996) of shares of restricted stock held by Ms. Meyrowitz is 5,000 shares and $94,375, respectively. Such shares will vest immediately prior to the Closing. Upon the Closing Ms. Meyrowitz will also be paid approximately $16,000 by TJX as a tax equalization payment in respect of the tax liability that will arise upon the vesting of her restricted stock.

(3) All other compensation includes (a) 1995 Company contributions to the TJX General Savings/ Profit Sharing Plan of $1,875 for each of Mr. Rao and Ms. Meyrowitz, and (b) amounts paid by TJX with respect to executive life insurance in the amounts of $1,069 for Mr. Rao and $1,425 for Ms. Meyrowitz.

(4) The payouts under TJX's Long Range Management Incentive Plan relate to the performance portions of the 1993 to 1995 award period with respect to the performance of another division of TJX for which Mr. Rao also performed services during that period.

(5) Mr. Rao and Ms. Meyrowitz assumed their respective posts in May 1996.

                     TJX OPTION GRANTS IN LAST FISCAL YEAR

     The following table reports TJX stock option grants awarded between January
28, 1995 and January 27, 1996 to the Company's named executive officers.

                                                                                       POTENTIAL REALIZABLE
                                             INDIVIDUAL GRANTS                           VALUE AT ASSUMED
                       -------------------------------------------------------------     ANNUAL RATES OF
                          NUMBER         % OF TOTAL                                        STOCK PRICE
                       OF SECURITIES   OPTIONS GRANTED                                   APPRECIATION FOR
                        UNDERLYING         TO TJX         EXERCISE OR                     OPTION TERM(2)
                          OPTIONS       EMPLOYEES IN       BASE PRICE     EXPIRATION   --------------------
NAME                    GRANTED(1)       FISCAL YEAR     (PER SHARE)(1)      DATE         5%         10%
- ----                   -------------   ---------------   --------------   ----------   --------    --------
Dhananjaya K. Rao....      4,000             0.7%           $12.875         9/06/05    $32,388     $82,077
Carol Meyrowitz......      3,000             0.5%           $12.875         9/06/05    $24,291     $61,558

- ---------------
(1) All options were granted with an exercise price equal to the closing price of TJX common stock on the NYSE on the day of grant. Options vest in equal annual installments over three years.

(2) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates required by the Securities and Exchange Commission (the "Commission"), and therefore are not intended to forecast possible future appreciation of TJX's stock price at the end of 10 years.

                 AGGREGATED TJX OPTION EXERCISES IN LAST FISCAL YEAR
                                AND TJX OPTION VALUES

     The following table sets forth information with respect to 1995 option exercises and year-end option values for the Company's named executive officers.

                                                         UNEXERCISED OPTIONS          VALUE OF UNEXERCISED
                                                         AT FISCAL-YEAR-END          IN-THE-MONEY OPTIONS AT
                                                     ---------------------------       FISCAL-YEAR-END(1)
                 SHARES ACQUIRED ON      VALUE       EXERCISABLE   UNEXERCISABLE   ---------------------------
NAME              EXERCISE (NUMBER)    REALIZED ($)  # OF SHARES    # OF SHARES    EXERCISABLE   UNEXERCISABLE
- ----             ------------------   ------------   -----------   -------------   -----------   -------------
Dhananjaya K.
  Rao..........          --               --             13,680         6,820         $37,625        $24,000
Carol
  Meyrowitz....         5,175            28,178           9,290         5,660         $ 2,728        $18,000

- ---------------
(1) The value of unexercised options is the closing price of TJX's common stock on the NYSE on January 26, 1996 ($18.875), multiplied by the number of shares underlying the option, less the aggregate exercise price of the option.


     TJX LONG-TERM INCENTIVE PLAN -- PERFORMANCE AWARDS IN LAST FISCAL YEAR


     The following table describes the portion of awards granted to executive officers under the TJX Long Range Management Incentive Plan ("TJX LRMIP") during
1995 which were subject to performance goals(1).

                                                                  ESTIMATED FUTURE PAYOUTS
                                              PERFORMANCE     UNDER NON-STOCK PRICE-BASED PLAN
                                                PERIOD        ---------------------------------
                                                 UNTIL        THRESHOLD     TARGET      MAXIMUM
NAME                                            PAYOUT           ($)          ($)         ($)
- ----                                          -----------     ---------     -------     -------
Dhananjaya K. Rao...........................    1995-1997        --         $60,000     $60,000
Carol Meyrowitz.............................    1995-1997        --         $50,000     $50,000

- ---------------
(1) The TJX LRMIP operates on the basis of three-year periods. For each period, the TJX Executive Compensation Committee sets target awards and performance goals. Performance goals (tied to pre-tax income) are based on company-wide goals for corporate officers and on divisional goals for divisional officers, such as Mr. Rao and Ms. Meyrowitz. If three year targets are met or partially met, up to 100% of the target award will be paid. Awards earned under the TJX LRMIP are paid in cash.

AGREEMENTS WITH KEY EXECUTIVE OFFICERS


     The Company intends to enter into agreements with Mr. Rao and Ms. Meyrowitz pursuant to which they would receive varying amounts of severance (up to a maximum of three years' but at least 12 months' base salary), continuation of medical and life insurance benefits and prorated benefits under the Company's Management Incentive Plan (see below) in the event their employment is terminated by the Company other than for cause (as defined) or by the individual for "good reason" (as defined). If the individual's employment is terminated by him or her other than for good reason or by the Company for cause, for a period of at least one year, he or she may not work for a catalog business dealing primarily in off-price apparel or for TJX or any of its subsidiaries. During this period, the individual may neither employ nor solicit the employment of any employee of the Company.



     In the event that, within 24 months following a "change of control" (as defined), the individual's employment is terminated by the Company other than for cause or by the individual under certain circumstances (including a reduction in base salary, a diminution in responsibilities or a relocation of more than 40 miles), the agreements would provide for an alternative severance arrangement equal to two years' pay, enhanced retirement benefits, continued health insurance benefits and two years' continuation of any automobile use or automobile allowances then in effect. In addition, the agreements would provide that all outstanding options will vest and prorated benefits under the Company's Management Incentive Plan and Long Range Management Incentive Plan (see below) would be accelerated and paid. There is no non-competition covenant in the event an individual's employment terminates within 24 months following a change of control, but the prohibition against employment or solicitation of employment of Company employees would apply.

RETIREMENT PLANS

     The Company will provide a tax-qualified Retirement Plan for all eligible employees and a non tax-qualified Supplemental Executive Retirement Plan ("SERP") for certain key employees, including the named executive officers. The Retirement Plan will credit prior service with the Company or TJX and will succeed to an appropriate portion of the assets and liabilities of TJX's tax-qualified retirement plan. SERP will also credit prior service with the Company and TJX. The following table shows the estimated annual benefit payable on a straight life annuity basis at normal retirement (age 65) for all employees eligible for SERP benefits. Benefits payable under SERP are calculated by deducting the following: benefits received under the Company's Retirement Plan; primary Social Security benefits; and benefits associated with the employer contribution under the Company's savings/profit sharing program.

                                                       ESTIMATED ANNUAL RETIREMENT BENEFITS
                                                        FOR YEARS OF SERVICE INDICATED(1)
                        AVERAGE                       --------------------------------------
                   ANNUAL EARNINGS(2)                 10 YEARS   15 YEARS   20 YEARS OR MORE
    ------------------------------------------------  --------   --------   ----------------
      $ 100,000.....................................  $ 25,000   $ 37,500       $ 50,000
         150,000....................................    37,500     56,250         75,000
         200,000....................................    50,000     75,000        100,000
         300,000....................................    75,000    112,500        150,000
         400,000....................................   100,000    150,000        200,000
         500,000....................................   125,000    187,500        250,000
         600,000....................................   150,000    225,000        300,000
         800,000....................................   200,000    300,000        400,000
       1,000,000....................................   250,000    375,000        500,000

- ---------------
(1) As of January 27, 1996, the years of service for the following executive officers under SERP are as follows: Dhananjaya K. Rao, 20; Carol Meyrowitz, 12.5.
(2) Average Annual Earnings includes salary and short term bonuses and is based on an average of the highest compensation during any five of the last ten years of employment.

MANAGEMENT INCENTIVE PLAN

     The Company's Board of Directors expects to adopt the Management Incentive Plan ("MIP"). MIP is intended to provide key officers and associates with cash incentive opportunities based on annual performance goals. MIP will be administered by the ECC, which has full authority to grant awards, including selecting the relevant performance criteria thereunder, adjusting performance goals or award amounts in certain circumstances and amending the terms of the plan. At the beginning of each fiscal year, the ECC will determine a range of performance goals from minimum to target to maximum, and determine for each participant the relative weights of these performance goals and the award amounts payable upon attainment of the goals. Subject to selection by the ECC, officers and associates who are key to the annual growth and profitability of the Company are eligible to participate in MIP. A total of approximately 100 associates are expected initially to participate in MIP. For the Company's fiscal year ending in 1997, in the case of Company associates currently holding awards under the TJX Management Incentive Plan, award levels and goals under the Company's MIP are expected to be the same as those established under the TJX plan.

LONG RANGE MANAGEMENT INCENTIVE PLAN

     The Company's Board of Directors expects to adopt the Long Range Management Incentive Plan ("LRMIP"). The LRMIP will be administered by the ECC, which has full authority to grant awards, including selecting the relevant performance criteria thereunder, to adjust performance criteria or awards in certain circumstances and to amend the terms of the plan. Awards under LRMIP are generally made annually for each successive rolling three-year cycle. At the time of award, the ECC determines a range of performance goals for the three-year award cycle, from minimum to target to maximum, and for each participant determines the relative weightings of these performance goals and the award amounts payable upon attainment of the goals. Subject to selection by the ECC, officers and associates who are key to the Company's profitable growth are eligible to participate in LRMIP. A total of approximately 15 officers and associates are expected to participate initially in LRMIP. For award cycles ending in 1997, 1998 and 1999, in the case of Company associates currently holding awards under the TJX LRMIP, award levels and goals under the Company's LRMIP are expected to be the same as those established under the TJX plan.

DEFERRED COMPENSATION PLAN

     The Company's Board of Directors expects to adopt the General Deferred Compensation Plan (the "Deferred Compensation Plan") to provide directors and certain select management or highly compensated associates of the Company, including the named executive officers, an opportunity to defer future remuneration on a non-qualified basis. In general, under the terms of the Deferred Compensation Plan participants are permitted to defer future remuneration through periodic elections that specify the amount to be deferred, the period of deferral, and the form in which deferred amounts will be paid. Deferrals are credited to the account of the participant on the books of the Company and adjusted for notional interest at a rate specified under the Deferred Compensation Plan. Moneys are not set aside in trust, however, and a participant's rights to benefits under the Deferred Compensation Plan, prior to payment, remain those of an unsecured general creditor of the Company.

EQUITY INCENTIVE PLAN

     Terms of Equity Incentive Plan

     The Company's 1996 Equity Incentive Plan (the "Equity Incentive Plan" or the "Plan") is expected to be adopted by the Board of Directors prior to the Closing and approved by TJX, the sole stockholder of the Company having voting power at the time of adoption. The Plan permits the granting of stock options, stock appreciation rights (SARs), restricted stock, unrestricted stock, and other stock-based awards, including loans and cash payments intended to facilitate exercise or pay taxes.

     General. The Plan will be administered by a Committee (which initially will be the ECC) (the "Committee") which must consist of no fewer than the minimum number of "disinterested persons" required from time to time under Rule 16b-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), who shall be appointed by the Board of Directors. The Committee will have full power to select, from among the associates eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to any participants and to determine the specific terms of each grant, subject to the provisions of the Plan.

     Subject to adjustment for stock splits and similar events, a total of 800,000 shares of Common Stock may be issued under the Plan. Stock options granted under the Plan in replacement of certain unvested TJX stock options (see below) are included in and subject to this limit. Awards and shares which are forfeited, reacquired by the Company or satisfied by a cash payment or otherwise without the issuance of Common Stock are not counted toward this limitation. The limitation on shares that may be issued under the Plan applies only to shares that have become free of any restrictions under the Plan. Shares delivered under awards in substitution for awards held by employees of companies or businesses acquired by the Company or its subsidiaries are in addition to the maximum number of shares authorized under the Plan to the extent that the substitute awards: (i) are granted to persons whose relationship to the Company does not make (and is not expected to make) them subject to Section 16(b) of the Exchange Act; and (ii) are granted in substitution for awards issued under a plan approved, to the extent then required under Rule 16b-3, by the stockholders of the predecessor entity. The Plan also limits to 100,000 the number of shares of stock as to which stock options, other than Company stock options issued in replacement of certain TJX stock options (see below), may be granted to any individual in any year. A similar limit applies to the grant of SARs. Any repricing of a stock option or SAR is treated as an additional grant for purposes of this limit.

     Persons eligible to participate in the Plan are those full- or part-time officers and other key associates of the Company or its subsidiaries who are responsible for or contribute to the management, growth or profitability of the business of the Company, as selected from time to time by the Committee. Persons who are not employees of the Company or a parent or subsidiary (as those terms are used in Section 422 of the Internal Revenue Code (the "Code")) are not eligible to receive grants of incentive options, as defined below. The Plan limits the terms of awards to 10 years and prohibits the granting of awards more than 10 years after the effective date of the Plan.

     Stock Options. The Plan permits the granting of non-transferable stock options that qualify as incentive stock options ("incentive options") under
Section 422(b) of the Code and stock options that do not so qualify ("non-statutory options"). The exercise price of each option is determined by the Committee but in the case of an incentive option may not be less than 100% of the fair market value (110% in the case of a person holding 10% or more of the outstanding voting power of all classes of stock of the Company or any subsidiary or parent corporation (a "10 percent stockholder")) of the shares on the date of grant, and in the case of non-statutory options may not be less than 85% of the fair market value of the shares on the date of grant. Notwithstanding the foregoing, the Committee may award non-statutory options at less than 85% (but not less than 50%) of fair market value on the date of grant, provided that the number of all such options, combined with the number of shares of Restricted Stock (as defined below) granted with restrictive periods of less than three years, shall not exceed five percent of the shares of Common Stock reserved for issuance under the Plan at the time. "Fair market value" as used in this paragraph is defined to be the last sale price at which Common Stock is traded on such date as reflected in the NYSE Composite Transactions Index or, where applicable, the value of a share of Common Stock as determined by the Committee in accordance with the applicable provisions of the Code.

     The term of each option is fixed by the Committee but may not exceed 10 years from the date of grant (five years in the case of an incentive option granted to a 10 percent stockholder). The Committee determines at what time or times each option may be exercised, and the Committee may accelerate the exercisability of options. In the event of termination of employment by reason of normal retirement, disability or death, an option may thereafter be exercised (to the extent it was then exercisable) for a period of three years, or such shorter period as may be specified by the Committee at the time of grant, subject to the stated term of the option. In the event of termination of employment for any reason other than normal retirement, disability or death, an option may thereafter be exercised, to the extent then exercisable, for three months (or such longer period of up to three years as the Committee determines at or after the grant date) following termination, subject to the stated term of the option. However, options cease to be exercisable upon termination for Cause (as defined in the Plan).

     The exercise price of options granted under the Plan must be paid in full by certified or bank check or other instrument acceptable to the Committee or, if the Committee so determines, by delivery of shares of unrestricted Common Stock, valued at their fair market value on the exercise date. The Plan authorizes the Committee to permit "pyramiding," which involves the exercise of an option in successive stages using as the payment at each stage shares which have been acquired under the option in preceding stages.

     Stock Appreciation Rights. The Plan also provides for the granting of SARs which entitle the holder to receive upon exercise an amount in cash or stock that is equal to or less than the appreciation in the fair market value of the Common Stock between the date of grant (or measured from the exercise price of the related stock option, if the SAR is granted in tandem with a stock option) and the date of exercise, except that in the case of SARs granted to persons subject to Section 16(b) of the Exchange Act and exercised during certain window periods prescribed by Rule 16b-3 promulgated under the Exchange Act, the Committee may establish a different measure of value not in excess of the highest reported closing price of the Common Stock during such period. In general, SARs granted in tandem with a stock option are exercisable at the same time or times and to the same extent as the related stock option. To the extent a tandem SAR is exercised, the applicable portion of the related stock option is surrendered, and vice versa. Even where a stock option is not accompanied by an SAR, the Committee may, if the person exercising the option so requests, cancel the option in lieu of exercise and pay the holder of the option an amount equal to the excess of the fair market value of the Common Stock subject to the option over the exercise price.

     Restricted Stock and Unrestricted Stock. The Committee may award shares of Common Stock subject to such conditions and restrictions as the Committee may determine ("Restricted Stock"), provided that the duration of overall restrictions on vesting may not be less than three years (subject to the Committee's ability to grant limited amounts of Restricted Stock with restrictions of lesser duration, as described above). The Committee will determine the purchase price, if any, of shares of Restricted Stock issued under the Plan.

     The Committee may at any time waive such restrictions, including through accelerated vesting. Shares of Restricted Stock are non-transferable and if a participant who holds shares of Restricted Stock terminates employment for any reason (including death) prior to the lapse or waiver of the restrictions, the Company may require the forfeiture or repurchase of the shares in exchange for the amount, if any, which the participant paid for them. A holder of Restricted Stock has all rights of a stockholder with respect to such stock, subject only to conditions and restrictions generally applicable to Restricted Stock or specifically set forth in the Restricted Stock award agreement. If so provided by the Committee, stock options and SARs may be settled with shares of Restricted Stock.

     The Committee may grant shares (at such purchase price, if any, as the Committee may determine) which are free from any restrictions under the Plan ("Unrestricted Stock").

     Deferred Stock. The Committee may also grant awards entitling the holder to acquire shares of Common Stock in the future without payment. Holders of deferred stock awards are not treated as stockholders except as to shares actually received, but the Committee may provide for payments in lieu of dividends. Rights to receive Common Stock in the future under a deferred stock award may be conditioned on the satisfaction of performance conditions. The Committee may accelerate a deferred stock award or waive conditions at any time. Except as otherwise determined by the Committee, a participant's rights in a deferred stock award terminate upon termination of employment. If so provided by the Committee, stock options and SARs may be settled with deferred stock.

     Performance Units. The Committee may also award performance units under the Plan. Performance units entitle the recipient to cash or shares of Common Stock, or a combination of cash or Common Stock, upon the attainment of specified performance goals, and may be granted alone or in connection with other awards. The holder of a performance unit has the rights of a stockholder only as to shares of Common Stock actually received under the award. Except as otherwise determined by the Committee, a participant's rights in a performance unit award terminate upon termination of employment. The Committee may accelerate payment under a performance unit award or waive conditions at any time.

     Other Awards. The Plan also provides for the grant of other Common Stock-based awards. These may include securities (including preferred stock of the Company) convertible into or exchangeable for Common Stock on such conditions as the Committee may determine. In general, the Committee will determine the terms of other Common Stock-based awards. The Committee may also make loans or cash grants to participants in connection with any award under the Plan to assist in the payment of the exercise price (if any) and the federal income taxes associated with the grant, vesting or exercise of the award.

     Adjustments. The Committee is required to make appropriate adjustments in connection with outstanding awards to reflect stock dividends, stock splits and similar events. In the event of a merger, liquidation or similar event, the Committee in its discretion may provide for substitution or adjustments or may accelerate or, upon payment or other consideration for the vested portion of any awards as the Committee deems equitable in the circumstances, terminate such awards (subject to the provisions described under "Change of Control" below).

     Amendment and Termination. The Board of Directors may at any time amend or discontinue the Plan and the Committee may at any time amend or cancel awards (or provide substitute awards at the same or reduced exercise or purchase prices, including lower-priced awards upon the termination of any then outstanding awards) for the purpose of satisfying changes in the law or for any other lawful purpose. However, no such action may adversely affect any rights under outstanding awards without the holder's consent. Moreover, any amendment that would cause the Plan to fail to satisfy any then applicable incentive stock option rules under the Code or any stockholder approval requirements of Rule 16b-3 under the Exchange Act, as such Rule is in effect at the time of such amendment, shall be ineffective unless approved by the stockholders.

     Change of Control. The Plan provides that, in the event of a Change of Control of the Company, unless otherwise expressly provided at the time of grant, all stock options will become immediately exercisable. Restrictions and conditions on Restricted Stock awards, including conditions on the vesting of shares, will automatically be deemed satisfied only to the extent that the Committee may determine (whether at or after the time of grant). In addition, at any time prior to or after a Change of Control, the Committee may accelerate awards and waive conditions and restrictions on any awards to the extent it may determine to be appropriate.

     Certain Federal Income Tax Consequences

     The following discussion is a summary of certain federal income tax consequences associated with stock option awards under the Plan. It does not purport to summarize the tax consequences associated with other awards, nor does it deal with other federal, state, or non-U.S. tax consequences.

     Incentive Options. The grant of an incentive option does not produce taxable income to the optionee or a deduction to the Company. If an incentive option is exercised while the optionee is employed or within three months following the termination of employment (twelve months in the case of termination of employment because of permanent disability), or after the optionee's death if death occurs during the foregoing periods, exercise of the option will in general also not produce taxable ordinary income to the optionee or a deduction to the Company. For alternative minimum tax purposes, however, such exercise will increase the optionee's "alternative minimum taxable income" and may result in a liability to pay the alternative minimum tax.

     If an incentive option is exercised other than as described above, the tax consequences will be the same as those described below for non-statutory options. Also, incentive options will be treated as non-statutory options to the extent they first become exercisable by an individual in any calendar year for stock having a fair market value (determined at time of grant) in excess of $100,000.

     If stock acquired upon the exercise of an incentive option is not disposed of by the participant within two years from the date the option is granted or within one year after the date the option is exercised, any gain or loss recognized upon a later disposition of the stock will be capital gain or loss. If these one-year and two-year holding period requirements are not satisfied, the participant will realize ordinary income at the time of disposition of the stock. (A disposition giving rise to such ordinary income is referred to as a "disqualifying disposition.") Upon a disqualifying disposition, in general, a participant will realize ordinary income equal to the excess of the fair market value of the stock on the date of exercise over the exercise price and the Company will be entitled to an equivalent deduction provided it satisfies certain reporting requirements. Different rules may apply if the stock received upon exercise was then subject to a substantial risk of forfeiture. Any additional gain recognized in the disposition will be a capital gain for which no deduction will be available. If the disqualifying disposition is a sale or exchange with respect to which loss (if sustained) would be recognized, then the amount of ordinary income realized upon the disqualifying disposition (and the amount of the Company's deduction) will not exceed the excess of the amount realized on such sale or exchange over the adjusted basis of the stock.

     If a participant exercises an incentive option in whole or in part by surrendering previously acquired stock, no gain or loss is recognized on the exchange of the previously-acquired shares unless the exchange results in a disqualifying disposition of the shares surrendered. Such a disqualifying disposition may result in the realization of ordinary income.

     Non-statutory Options. The grant of a non-statutory option does not produce taxable income to the optionee or a deduction to the Company. A participant exercising a non-statutory option realizes ordinary income in the amount of the difference between the exercise price and the then market value of the shares, and the Company is entitled to a corresponding deduction (provided it satisfies applicable reporting requirements). If the stock acquired upon exercise is subject to a substantial risk of forfeiture, the recognition of income and the related deduction, as well as the measurement thereof, will be deferred until the risk of forfeiture lapses, unless the participant properly files an election with the Internal Revenue Service under Section 83(b) of the Code.

     If a participant exercises a non-statutory option by surrendering previously-acquired stock, no gain or loss is recognized on the exchange for an equivalent number of new shares. The participant will realize ordinary income, and the Company will be entitled to a corresponding deduction, provided it satisfies applicable reporting requirements, in general equal to the fair market value of any new shares received in excess of the number of previously-acquired shares surrendered in the exchange, subject to the special rules described above applicable to stock that is subject to a substantial risk of forfeiture.

     Miscellaneous. The Code imposes a 20% additional tax and denies a deduction with respect to certain payments in the nature of compensation that are contingent upon a corporate change in ownership or control. In general and subject to a number of exceptions, where such payments equal or exceed three times an individual's average annual taxable compensation from the corporation for the five years preceding the change in control, all such payments to the individual in excess of one times the five-year average are subject to the additional tax and deduction-disallowance penalty. Accelerated vesting of stock options granted under the Plan, if occurring in connection with a change in ownership or control of the Company, could result in amounts that would be treated as payments taken into account for purposes of these limits. The Code also denies a deduction for remuneration paid to certain executive officers of a public corporation to the extent such remuneration exceeds $1 million in any year. There are a number of exemptions under the $1 million deduction limitation rule, including an exemption for certain performance-based compensation. It is expected that stock options awarded under the Plan should qualify for the performance-based exemption, provided the specific requirements of that Section are satisfied with respect to the particular award.

     Certain Replacement Awards to be Issued Under the Equity Incentive
Plan. As of June 25, 1996, persons who will be employees of the Company as of the Closing held options to purchase an aggregate of 86,435 shares of TJX common stock under TJX's 1986 Stock Incentive Plan, 28,065 of which shares relate to options which were vested. Under such plan, outstanding options will terminate in accordance with their terms following the Closing. In connection with the Offering, the Company will issue options to purchase shares of Common Stock under the Equity Incentive Plan in replacement of outstanding TJX options which are unvested as of the Closing, subject to the termination or relinquishment of such TJX options. The exercise price and number of replacement options will vary depending upon the exercise price of the corresponding TJX options. Replacement options granted under the Equity Incentive Plan will be subject to the same vesting schedule as the corresponding replaced TJX awards and will otherwise be subject to the terms of the Equity Incentive Plan.

     Certain Option Grants. In connection with the Closing, Mr. Rao and Ms. Meyrowitz will each receive grants of options under the Equity Incentive Plan to purchase 50,000 and 40,000 shares of Common Stock, respectively. Such options will be exercisable at the Offering price and vest with respect to one-third of the option shares upon each of the first three anniversaries of the date of grant.

INDEMNIFICATION AGREEMENTS

     Prior to the completion of the Offering, the Company will enter into indemnification agreements with each of its directors and executive officers indemnifying them against expenses, settlements, judgments and fines incurred in connection with any threatened, pending or completed action, suit, arbitration or proceeding, where the individual's involvement is by reason of the fact that he or she is or was a director or officer or served at the Company's request as a director of another organization (except that indemnification is not provided against judgments and fines in a derivative suit unless permitted by Delaware law). An individual may not be indemnified if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, except to the extent Delaware law shall permit broader contractual indemnification. The indemnification agreements provide procedures, presumptions and remedies designed to substantially strengthen the indemnity rights beyond those provided by the Company's Certificate of Incorporation and by Delaware law.


                            OWNERSHIP OF SECURITIES

     The following tables set forth certain information as of June 25, 1996 regarding (a) the beneficial ownership of the Company's Common Stock: (i) immediately prior to the Offering, giving effect to the transactions contemplated by the Transfer Agreement; and (ii) as adjusted to reflect the sale of the shares of Common Stock pursuant to the Offering, and (b) the beneficial ownership of TJX common stock, for each beneficial owner of more than 5% of the Company's Common Stock, each director of the Company, each named executive officer of the Company and all directors and executive officers as a group. The table assumes an Offering price of $17.00 per share of the Company's Common
Stock (the mid-point of the range of the estimated Offering price) and a price of $32.25 per share for TJX common stock for purposes of adjustments to be made.

                             COMPANY SHARES              COMPANY SHARES              TJX SHARES
                           BENEFICIALLY OWNED          BENEFICIALLY OWNED           BENEFICIALLY
                           PRIOR TO OFFERING         AFTER THE OFFERING(1)            OWNED(2)
  NAME OF BENEFICIAL     ----------------------     ------------------------     -------------------
       OWNER(3)            NUMBER       PERCENT      NUMBER        PERCENT       NUMBER      PERCENT
- -----------------------  -----------    -------     ---------     ----------     -------     -------
The TJX Companies,
  Inc..................   15,178,847      100%      5,918,847         39%(4)         N/A       N/A
  770 Cochituate Road
  Framingham,
  Massachusetts 01701

Bernard Cammarata......           --       --              --         --         384,970       *

Richard G. Lesser......           --       --              --         --          97,670       *

Dhananjaya K. Rao......           --       --              --         --           8,498       *

Carol Meyrowitz(5).....           --       --              --         --           5,775       *

All executive officers
  and directors as a
  group (5 persons)....           --       --              --         --         497,413       *

- ---------------
 *  Less than 1%

(1) Includes options to purchase shares of Common Stock that are currently exercisable or may be exercisable within 60 days of June 25, 1996 for Mr. Rao (0) and Ms. Meyrowitz (0).

(2) Includes options to purchase shares of TJX common stock that are currently exercisable or may be exercisable within 60 days of June 25, 1996 for Messrs. Cammarata (336,300), Lesser (97,670) and Rao (7,680).

(3) Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Exchange Act.

(4) Assuming the Underwriters' over-allotment option is not exercised.

(5) Includes 775 shares held by John deBairos, as to which Ms. Meyrowitz disclaims beneficial ownership. Also includes 5,000 shares of restricted stock, the restrictions on which will lapse immediately prior to the Closing.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 15,178,847 shares of Common Stock issued and outstanding. Of the outstanding shares, 9,260,000 shares sold pursuant to the Offering (or 10,649,000 shares, assuming the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction under the Securities Act, except for any shares purchased by an "affiliate" (as that term is defined under the rules and regulations of the Securities Act) of the Company. Sales of shares by affiliates of the Company will be subject to the resale limitations of Rule 144 of the Securities Act. The remaining 5,918,847 shares (4,529,847 shares if the Underwriters' over-allotment option is exercised in full) outstanding upon completion of the Offering, all of which will be owned by TJX, will be "restricted" securities within the meaning of Rule 144 and will not be able to be sold unless registered under the Securities Act or sold pursuant to an applicable exemption from registration, such as Rule 144.

     Under Rule 144 as currently in effect, for so long as TJX remains an affiliate of the Company, it is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock of the Company or the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. A person who is not an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned restricted shares for at least three years (including the holding period of any prior owner other than an affiliate), would be entitled to sell such shares without regard to the volume limitations, manner of sale provisions or notice or current public information requirements of Rule 144.

     The Company, its directors and executive officers, and TJX have each agreed with the Underwriters not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or announce the offering of, or exercise any registration rights with respect to, or register, cause to be registered or announce the registration or intended registration of, any shares of Common Stock or any stock option or other security convertible into, or exchangeable for, any shares of Common Stock for a period of 180 days from the date of the Underwriting Agreement without the prior written consent of the Representatives (as hereafter defined), except for (a) in the case of the Company, Common Stock issued pursuant to any employee or director benefit plan described herein and
(b) in the case of directors and executive officers, the exercise of stock options pursuant to benefit plans described herein and shares of Common Stock disposed of as bona fide gifts.

     In connection with the Offering, the Company and TJX will enter into a Registration Rights Agreement whereby TJX will have certain demand and incidental registration rights. For a more complete description of the Registration Rights Agreement, see "Relationship with TJX -- Registration Rights Agreement."

     An additional 50,000 shares of Common Stock will be reserved for issuance under the Company's Non-Employee Director Plan and 800,000 shares will be reserved for issuance under the Company's Equity Incentive Plan. The Company presently intends to file registration statements under the Securities Act to register Common Stock to be issued pursuant to exercise of options granted or to be granted under the Company's Non-Employee Director Plan and Equity Incentive Plan. Common Stock issued after the effective date of such registration statements upon exercise of outstanding vested options granted pursuant to the Non-Employee Director Plan and Equity Incentive Plan, other than Common Stock issued to affiliates of the Company, would be available for immediate resale in the open market.

     Prior to the Offering, there has been no public market for the Common Stock of the Company, and no predictions can be made of the effect, if any, that the availability of shares for sale or the actual sale of shares will have on market prices prevailing from time to time.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 35,000,000 shares of Common Stock, $.01 par value per share, and 5,000,000 shares of Preferred Stock, $.01 par value per share ("Preferred Stock"). The following summary description of the Common Stock and the Preferred Stock is qualified in its entirety by reference to the Company's Certificate of Incorporation included as an exhibit to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

     Upon completion of the Exchange Transaction, there will be 15,178,847 shares of Common Stock outstanding. A total of 850,000 shares of Common Stock will be reserved for issuance under the Non-Employee Director Plan and the Equity Incentive Plan. Holders of Common Stock are entitled to one vote for each share held of record on all matters to be submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors of the Company out of funds legally available therefor. See "Dividend Policy." Upon the completion of the Exchange Transaction, all shares of Common Stock will be validly issued, fully paid and nonassessable and the holders thereof will have no preferences or conversion, exchange or pre-emptive rights. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after payment or provision for payment of all of the Company's debts and obligations and liquidation payments to holders of outstanding shares of Preferred Stock, if any.

PREFERRED STOCK

     The Preferred Stock, if issued, would have priority over the Common Stock with respect to dividends and to other distributions, including the distribution of assets upon liquidation. The Preferred Stock may be issued in one or more series without further stockholder authorization, and the Board of Directors is authorized to fix and determine the terms, limitations and relative rights and preferences of the Preferred Stock, to establish series of Preferred Stock and to fix and determine the variations as among series. The Preferred Stock, if issued, may be subject to repurchase or redemption by the Company. The Board of Directors, without approval of the holders of the Common Stock, can issue Preferred Stock with voting and conversion rights (including multiple voting rights) which could adversely affect the rights of holders of Common Stock. In addition to having a preference with respect to dividends or liquidation proceeds, the Preferred Stock, if issued, may be entitled to the allocation of capital gains from the sale of the Company's assets. Although the Company has no present plans to issue any shares of Preferred Stock following the closing of the Offering, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal.

CLASSIFIED BOARD OF DIRECTORS

     The Certificate of Incorporation and By-laws of the Company provide for the Board of Directors to be divided into three classes of directors, as nearly equal in number as is reasonably possible, serving staggered terms so that directors' initial terms will expire either at the 1997, 1998 or 1999 annual meeting of the stockholders. Starting with the 1997 annual meeting of the stockholders, one class of directors will be elected each year for a three-year term. See "Management."

     The Company believes that a classified Board of Directors will help to assure the continuity and stability of the Board of Directors and the Company's business strategies and policies as determined by the Board of Directors, since a majority of the directors at any given time will have had prior experience as directors of the Company. The Company believes that such continuity and stability, in turn, will permit the Board of Directors to more effectively represent the interests of its stockholders.

     With a classified Board of Directors, at least two annual meetings of stockholders, instead of one, generally will be required to effect a change in the majority of the Board of Directors. As a result, a provision relating to a classified Board of Directors may discourage proxy contests for the election of directors or purchases of a substantial block of the Common Stock because the provision could operate to prevent a rapid change in control of the Board of Directors. The classification provision also could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company. Under the Company's By-laws a director may be removed by the stockholders of the corporation only for cause.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER PROPOSALS AND STOCKHOLDER NOMINATIONS OF DIRECTORS

     The By-laws establish an advance notice procedure with regard to the nomination by the stockholders of the Company of candidates for election as directors (the "Nomination Procedure") and with regard to other matters to be brought by stockholders before a meeting of stockholders of the Company (the "Business Procedure").

     The Nomination Procedure requires that a stockholder give written notice, delivered to or mailed and received at the principal executive offices of the corporation not less than 60 days nor more than 90 days prior to the meeting, in proper form, of a planned nomination for the Board of Directors to the Secretary of the Company. Detailed requirements as to the form and timing of that notice are specified in the By-laws. If the President determines that a person was not nominated in accordance with the Nomination Procedure, such person will not be eligible for election as a director.

     Under the Business Procedure, a stockholder seeking to have any business conducted at an annual meeting must give written notice, delivered to or mailed and received at the principal executive offices of the corporation not less than 60 days nor more than 90 days prior to the meeting, in proper form, to the Secretary of the Company. Detailed requirements as to the form and timing of that notice are specified in the By-laws. If the President determines that the other business was not properly brought before such meeting in accordance with the Business Procedure, such business will not be conducted at such meeting.

     Although the By-laws do not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of directors or of any other business desired by stockholders to be conducted at an annual or any other meeting, the By-laws: (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed; or
(ii) may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its stockholders.

OTHER PROVISIONS

     Special Meetings of the Stockholders of the Company. The Company's By-laws provide that a special meeting of the stockholders of the Company may be called only by the President, or by order of the Board of Directors. That provision prevents stockholders from calling a special meeting of stockholders and potentially limits the stockholders' ability to offer proposals to the annual meetings of stockholders, if no special meetings are otherwise called by the President or the Board.

     Amendment of the By-laws. The Company's Certificate of Incorporation provides that the By-laws only may be amended by the Board of Directors or by a vote of at least 75% of the outstanding shares of the Company's stock entitled to vote in the election of directors.

     No Action by Written Consent. The Company's Certificate of Incorporation does not permit the Company's stockholders to act by written consent. As a result, any action to be taken by the Company's stockholders must be taken at a duly called meeting of the stockholders.

DELAWARE ANTI-TAKEOVER STATUTE

     The Company is subject to Section 203 of the DGCL which, with certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and officers and
(b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or after such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. An "interested stockholder" is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or
(b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

NEW YORK STOCK EXCHANGE LISTING

     The Company has received approval to list its Common Stock on the NYSE under the symbol CWK.

TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the Common Stock is The Bank of New York.

                                  UNDERWRITING

     Upon the terms and subject to the conditions set forth in the Underwriting
Agreement, the Company and TJX have agreed that TJX will sell to each of the Underwriters named below (the "Underwriters"), for whom Salomon Brothers Inc and
Goldman, Sachs & Co. are acting as the Representatives (the "Representatives"), and each of such Underwriters have severally agreed to purchase from TJX, the respective number of shares set forth opposite its name below:

                                                                                   NUMBER OF
UNDERWRITERS                                                                         SHARES
- ------------                                                                       ----------
Salomon Brothers Inc.............................................................
Goldman, Sachs & Co. ............................................................
                                                                                    ---------
          Total..................................................................   9,260,000
                                                                                    =========

     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the shares of Common Stock offered hereby (other than those subject to the over-allotment option described below) if any such shares are purchased. In the event of a default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Representatives have advised the Company and TJX that the several Underwriters propose initially to offer the shares of Common Stock to the public at the price to public set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not in excess of $          per
share. The Underwriters may allow and such dealers may reallow a concession not
in excess of $          per share to other dealers. After the initial public
offering, the price to public and such concessions may be changed.

     TJX has granted the Underwriters an option, exercisable within 30 days of the date of this Prospectus, to purchase up to 1,389,000 additional shares of Common Stock from TJX at the same price per share as the initial 9,260,000 shares of Common Stock to be purchased by the Underwriters. The Underwriters may exercise such option only to cover over-allotments, if any, incurred in connection with the Offering. To the extent the Underwriters exercise such option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase the same proportion of such additional shares of Common Stock as the number of shares of Common Stock to be purchased and offered by such Underwriter in the table above bears to the total number of shares of Common Stock initially offered by the Underwriters hereby.

     Of the Common Stock offered hereby, up to        shares may be directed to,
and may be purchased by, employees of the Company and TJX and certain other persons, subject to certain restrictions of the National Association of Securities Dealers, Inc. Any of such shares not purchased by such persons will be offered by the Underwriters to the public on the same basis as the other shares offered hereby.


     The Underwriting Agreement provides that the Company and TJX will indemnify the several Underwriters, and any person who controls any Underwriter, against liabilities under the Securities Act or any other law or regulation, common law or otherwise, with respect to certain untrue statements contained in or omissions from the Prospectus or the Registration Statement of which it is a part, or any amendment thereof or supplement thereto, or contribute to payments the Underwriters may be required to make in respect thereof.


     The Company, its directors and executive officers, and TJX have each agreed with the Underwriters not to offer, sell or contract to sell or otherwise dispose of, directly or indirectly, or announce the offering of, or exercise any registration rights with respect to, or register, cause to be registered or announce the registration or intended registration of, any shares of Common Stock or any stock option or other security convertible into, or exchangeable for, any shares of Common Stock for a period of 180 days from the date of the Underwriting Agreement without the prior written consent of the Representatives except for (a) in the case of the Company, Common Stock issued pursuant to any employee or director benefit plan described herein and (b) in the case of directors and executive officers, the exercise of stock options pursuant to benefit plans described herein and shares of Common Stock disposed of as bona fide gifts.

     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Prior to this Offering, there has been no public market for the Common Stock. Accordingly, the initial public offering price for the Common Stock will be determined by negotiations among the Company, TJX and the Representatives. Among the factors to be considered in determining the initial public offering price will be the Company's record of operations, its current financial condition, its future prospects, the market for its products, the experience of management, the economic conditions of the Company's industry in general, the general condition of the equity securities market, the demand for similar securities of companies considered comparable to the Company and other relevant factors. There can be no assurance, however, that the prices at which the Common Stock will sell in the public market after this Offering will not be lower than the price at which the shares of Common Stock are sold by the Underwriters.

                                 LEGAL MATTERS

     The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Nutter, McClennen & Fish, LLP, Boston, Massachusetts. Certain legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for TJX by Ropes & Gray, Boston, Massachusetts, and for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                    EXPERTS

     The combined balance sheets as of January 28, 1995 and January 27, 1996 and the combined statements of income, stockholder's equity and cash flow for the years ended January 29, 1994, January 28, 1995 and January 27, 1996, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in that Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and its Common Stock, reference is hereby made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects to such reference. The Registration Statement, including the exhibits and schedules thereto, can be inspected and copied at the Commission's Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and New York

Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that submit electronic filings to the Commission.



     The Company will register its Common Stock under the Exchange Act and, in accordance with the Exchange Act, thereafter will be required to file reports, proxy statements and other information with the Commission. Such reports, proxy statements and information may be inspected and copied at the public reference facilities maintained by the Commission referenced above. The Company intends to furnish holders of Common Stock with annual reports that include audited annual consolidated financial statements and a report thereon by its independent certified public accountants and quarterly reports containing unaudited consolidated financial information for each of the first three quarters of each fiscal year. As long as the Common Stock is listed on the New York Stock Exchange, such reports, proxy statements and information also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                           CHADWICK'S OF BOSTON, LTD.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       ----
Historical Combined Financial Statements.............................................  F-2
  Report of Independent Accountants..................................................  F-2
  Combined Statements of Income for the fiscal years ended January 29, 1994, January
     28, 1995 and January 27, 1996; and the thirteen weeks ended April 29, 1995 and
     April 27, 1996 (Unaudited)......................................................  F-3
  Combined Balance Sheets as of January 28, 1995 and January 27, 1996; and April 27,
     1996 (Unaudited)................................................................  F-4
  Combined Statements of Cash Flows for the fiscal years ended January 29, 1994,
     January 28, 1995 and January 27, 1996; and the thirteen weeks ended April 29,
     1995 and April 27, 1996 (Unaudited).............................................  F-5
  Combined Statements of Stockholder's Equity for the fiscal years ended January 29,
     1994, January 28, 1995 and January 27, 1996; and the thirteen weeks ended April
     27, 1996 (Unaudited)............................................................  F-6
  Notes to Combined Financial Statements.............................................  F-7
Pro Forma Combined Financial Statements (Unaudited)..................................  F-14
  Pro Forma Combined Statement of Income for the fiscal year ended January 27,
     1996............................................................................  F-15
  Pro Forma Combined Statement of Income for the thirteen weeks ended April 27,
     1996............................................................................  F-16
  Pro Forma Condensed Combined Balance Sheet as of April 27, 1996....................  F-17
  Notes to Pro Forma Combined Financial Statements...................................  F-18

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Chadwick's of Boston, Ltd.:

We have audited the accompanying combined balance sheets of Chadwick's of Boston, Ltd. and subsidiaries as of January 28, 1995 and January 27, 1996 and the related combined statements of income, stockholder's equity, and cash flows for each of the three fiscal years in the period ended January 27, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Chadwick's of Boston, Ltd. and subsidiaries as of January 28, 1995 and January 27, 1996 and the combined results of their operations and their cash flows for each of the three fiscal years in the period ended January 27, 1996 in conformity with generally accepted accounting principles.

                                                        Coopers & Lybrand L.L.P.

Boston, Massachusetts
May 14, 1996, except for
Note I for which the
date is June 25, 1996.

                           CHADWICK'S OF BOSTON, LTD.

                                         COMBINED STATEMENTS OF INCOME
                                                (IN THOUSANDS)

                                             FISCAL YEAR ENDED                     THIRTEEN WEEKS ENDED
                                -------------------------------------------     --------------------------
                                JANUARY 29,     JANUARY 28,     JANUARY 27,      APRIL 29,       APRIL 27,
                                   1994            1995            1996            1995            1996
                                -----------     -----------     -----------     -----------     ----------
                                                                                        (UNAUDITED)
Net sales.....................    $424,276        $432,660        $465,598        $116,611        $131,996
                                  --------        --------        --------        --------        --------
Cost of sales, including
  buying and order fulfillment
  costs.......................     269,233         271,874         278,868          69,144          73,300
                                  --------        --------        --------        --------        --------
     Gross profit.............     155,043         160,786         186,730          47,467          58,696
Selling, general and
  administrative expenses,
  including catalog and order
  processing costs............     131,439         155,329         160,282          42,387          45,831
                                  --------        --------        --------        --------        --------
     Income from operations...      23,604           5,457          26,448           5,080          12,865
Interest expense, net.........       3,378           3,940           6,920           1,542           1,404
                                  --------        --------        --------        --------        --------
Income before income taxes,
  extraordinary items and
  cumulative effect of
  accounting changes..........      20,226           1,517          19,528           3,538          11,461
Provision for income taxes....       7,941             255           7,854           1,422           4,764
                                  --------        --------        --------        --------        --------
Income before extraordinary
  items and cumulative effect
  of accounting changes.......      12,285           1,262          11,674           2,116           6,697
Extraordinary charge, net of
  income taxes................          --            (192)         (3,338)             --              --
Cumulative effect of
  accounting changes, net of
  income taxes................         380              --              --              --              --
                                  --------        --------        --------        --------        --------
Net income....................    $ 12,665        $  1,070        $  8,336        $  2,116        $  6,697
                                  ========        ========        ========        ========        ========

   The accompanying notes are an integral part of these financial statements.

                           CHADWICK'S OF BOSTON, LTD.

                                             COMBINED BALANCE SHEETS
                                                 (IN THOUSANDS)

                                                         JANUARY 28,     JANUARY 27,      APRIL 27,
                                                            1995            1996            1996
                                                         -----------     -----------     -----------
                                                                                         (UNAUDITED)
Current Assets:
  Cash and cash equivalents............................    $  1,420        $  1,406        $    953
  Accounts receivable, net of allowance for doubtful
     accounts of $479, $2,582 and $3,516,
     respectively......................................      10,056          41,444          63,006
  Current deferred taxes and income taxes
     recoverable.......................................       9,534           2,624           1,872
  Merchandise inventories..............................      93,993          82,612          69,022
  Prepaid expenses, including catalog costs............       9,499          18,829          13,674
                                                           --------        --------        --------
          Total Current Assets.........................     124,502         146,915         148,527
                                                           --------        --------        --------

Property at Cost:
  Land and buildings...................................      29,586          30,563          30,759
  Leasehold improvements...............................       4,232           5,873           6,008
  Furniture, fixtures and equipment....................      38,193          41,458          41,605
                                                           --------        --------        --------
                                                             72,011          77,894          78,372
  Less accumulated depreciation and amortization.......      18,888          25,594          27,251
                                                           --------        --------        --------
                                                             53,123          52,300          51,121
                                                           --------        --------        --------
Total Assets...........................................    $177,625        $199,215        $199,648
                                                           ========        ========        ========

Current Liabilities:
  Accounts payable.....................................    $ 41,961        $ 36,889        $ 34,005
  Accrued expenses and other current liabilities.......      38,132          32,183          39,382
                                                           --------        --------        --------
          Total Current Liabilities....................      80,093          69,072          73,387
Long-term debt.........................................      45,000              --              --
Loans and advances from TJX............................       2,391          70,769          60,277
Deferred income taxes..................................       1,802           2,699           2,612
Commitments (see Note B)
Stockholder's Equity (see Note H)
Common stock, par value $.01, authorized 35,000,000
  shares, issued and outstanding 15,178,847 shares.....         152             152             152
  Additional paid-in capital...........................          --              --              --
  Retained earnings....................................      48,187          56,523          63,220
                                                           --------        --------        --------
          Total Stockholder's Equity...................      48,339          56,675          63,372
                                                           --------        --------        --------
Total Liabilities and Stockholder's Equity.............    $177,625        $199,215        $199,648
                                                           ========        ========        ========

   The accompanying notes are an integral part of these financial statements.

                              CHADWICK'S OF BOSTON, LTD.

                                             COMBINED STATEMENTS OF CASH FLOWS
                                                      (IN THOUSANDS)

                                                        FISCAL YEAR ENDED                        THIRTEEN WEEKS ENDED
                                        -------------------------------------------------     ---------------------------
                                         JANUARY 29,       JANUARY 28,       JANUARY 27,       APRIL 29,       APRIL 27,
                                            1994              1995              1996             1995            1996
                                        -------------     -------------     -------------     -----------     -----------
                                                                                                      (UNAUDITED)
Cash flows from operating activities:
  Net income..........................     $ 12,665          $  1,070          $  8,336         $  2,116        $  6,697
  Adjustments to reconcile net income
    to net cash provided from
    operating activities:
    Extraordinary charge..............           --               192             3,338               --              --
    Depreciation and amortization.....        4,505             5,699             6,712            1,637           1,659
    Other.............................         (380)               --               297              225               9
    Changes in assets and liabilities:
      (Increase) in accounts
         receivable...................           (2)           (4,645)          (31,388)         (32,850)        (21,562)
      (Increase) decrease in federal
         and state income taxes
         recoverable and current
         deferred income taxes........       (3,206)           (3,310)            9,258            4,810             752
      (Increase) decrease in
         merchandise inventories......      (14,995)           (7,187)           11,381            2,397          13,590
      (Increase) decrease in prepaid
         expenses.....................       (4,020)           (1,159)           (9,330)          (5,921)          5,155
      Increase (decrease) in accounts
         payable......................      (10,407)           13,503            (5,072)           1,377          (2,884)
      Increase (decrease) in accrued
         expenses and other current
         liabilities..................        1,973            11,134            (5,949)          (6,919)          7,200
      Increase (decrease) in deferred
         income taxes.................        1,133               621               897              102             (87)
                                           --------          --------          --------         --------        --------
Net cash provided by (used in)
  operating activities................      (12,734)           15,918           (11,520)         (33,026)         10,529
                                           --------          --------          --------         --------        --------
Cash flows from investing activities:
  Property additions..................      (16,203)          (10,586)           (6,338)          (1,623)           (490)
                                           --------          --------          --------         --------        --------
Net cash (used in) investing
  activities..........................      (16,203)          (10,586)           (6,338)          (1,623)           (490)
                                           --------          --------          --------         --------        --------
Cash flows from financing activities:
  Proceeds from borrowings of long-
    term debt.........................           --            45,000                --               --              --
  Principal payments on long-term
    debt..............................          (19)              (32)               --               --              --
  Prepayment of long-term debt........           --            (5,774)          (50,534)              --              --
  Increase (decrease) in borrowings
    from TJX, net.....................       30,036           (44,317)           68,378           34,321         (10,492)
                                           --------          --------          --------         --------        --------
Net cash provided by (used in)
  financing activities................       30,017            (5,123)           17,844           34,321         (10,492)
                                           --------          --------          --------         --------        --------
Net increase (decrease) in cash and
  cash equivalents....................        1,080               209               (14)            (328)           (453)
Cash and cash equivalents at beginning
  of year.............................          131             1,211             1,420            1,420           1,406
                                           --------          --------          --------         --------        --------
Cash and cash equivalents at end of
  period..............................     $  1,211          $  1,420          $  1,406         $  1,092        $    953
                                           ========          ========          ========         ========        ========

   The accompanying notes are an integral part of these financial statements.

                         CHADWICK'S OF BOSTON, LTD.

                                COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY
                                             (IN THOUSANDS)

                                                 COMMON
                                                 STOCK,        ADDITIONAL
                                               PAR VALUE        PAID-IN       RETAINED
                                                  $.01          CAPITAL       EARNINGS      TOTAL
                                              ------------     ----------     --------     --------
Balance, January 30, 1993...................      $152             $--         $34,452      $34,604
  Net income................................        --              --          12,665       12,665
                                                  ----             ---         -------      -------
Balance, January 29, 1994...................       152              --          47,117       47,269
  Net income................................        --              --           1,070        1,070
                                                  ----             ---         -------      -------
Balance, January 28, 1995...................       152              --          48,187       48,339
  Net income................................        --              --           8,336        8,336
                                                  ----             ---         -------      -------
Balance, January 27, 1996...................       152              --          56,523       56,675
  Net income (Unaudited)....................        --              --           6,697        6,697
                                                  ----             ---         -------      -------
Balance, April 27, 1996 (Unaudited).........      $152             $--         $63,220      $63,372
                                                  ====             ===         =======      =======

   The accompanying notes are an integral part of these financial statements.

                           CHADWICK'S OF BOSTON, LTD.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

SUMMARY OF ACCOUNTING POLICIES

     BASIS OF PRESENTATION: Chadwick's, Inc., which holds the assets of the Chadwick's of Boston catalog, is a wholly-owned subsidiary of The TJX Companies, Inc. ("TJX"). Just prior to the planned stock offering (see Note I), TJX intends to exchange its ownership in Chadwick's, Inc. for all of the outstanding shares of Chadwick's of Boston, Ltd. (the "Company"). These combined financial statements include the operating results of the Chadwick's of Boston catalog and its related trademark subsidiary.

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     DESCRIPTION OF BUSINESS: The Company is an off-price catalog operator which sells primarily women's career, casual and social apparel through its Chadwick's of Boston catalog.

     FISCAL YEAR: The Company's fiscal year ends on the last Saturday in January. The fiscal years ended January 29, 1994, January 28, 1995 and January 27, 1996 each included 52 weeks.


     REVENUE RECOGNITION: The Company recognizes sales and the related cost of sales at the time the merchandise is shipped to customers. The Company allows for merchandise returns at the customer's discretion, and provides an allowance for returns based on projected merchandise returns. The Company offers a deferred billing program under which the Company does not charge the credit card of a customer who requests the program and purchases merchandise on credit until approximately 90 to 120 days after the mailing of the catalog from which the merchandise is purchased. An allowance for doubtful accounts is established as deferred billing sales are recorded based upon projected future credit losses.


     MERCHANDISE LIQUIDATIONS: The Company writes down the value of merchandise identified for liquidation to its net realizable value and reflects the transaction net in cost of sales. The Company received $29.7 million, $21.9 million and $20.2 million, for the fiscal years ended January 1994, 1995 and 1996, respectively, with respect to liquidated merchandise.

     CASH AND CASH EQUIVALENTS: The Company generally considers highly liquid investments with a maturity of three months or less at time of purchase to be cash equivalents. The Company's investments are primarily time deposits with major banks. Fair value of cash equivalents approximates carrying value.

     MERCHANDISE INVENTORIES: Inventories are stated at the lower of cost or market. The Company primarily uses the retail method for valuing inventories on the first-in first-out basis.

     PREPAID CATALOG EXPENSES: Catalog costs are capitalized as incurred and amortized over the period the catalog generates revenue which generally does not exceed four months. Prepaid catalog expenses were $7.9 million and $16.7 million as of January 28, 1995 and January 27, 1996, respectively.

     DEPRECIATION AND AMORTIZATION: For financial reporting purposes, the Company provides for depreciation and amortization of property principally by the use of the straight-line method over the estimated useful lives of the assets. Leasehold costs and improvements are generally amortized over the lease term or their estimated useful life, whichever is shorter. Maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost of disposed assets and the related depreciation are eliminated and any gain or loss is included in net income.

     NEW ACCOUNTING STANDARDS: During 1995, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Assets to be Disposed of " and FASB Statement No. 123, "Accounting for Stock Based Compensation." The Company will implement the new standards in its fiscal year ending January 25, 1997 and

                           CHADWICK'S OF BOSTON, LTD.

it expects that the impact of implementation will be immaterial. The Company plans to adopt the disclosure only provisions of FASB Statement No. 123.

     ACCOUNTING CHANGES: Effective January 31, 1993, TJX adopted Statement of Financial Accounting Standards (SFAS) No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company recorded its share of a one-time implementation charge of $79,000, net of taxes of $51,000, as a cumulative effect of accounting change.

     In addition, effective January 31, 1993, TJX also implemented Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes." The amount applicable to the Company resulted in an after-tax gain of $459,000 which was also recorded as a cumulative effect of accounting change.

     INTERIM FINANCIAL INFORMATION: The combined financial statements for the thirteen weeks ended April 29, 1995 and April 27, 1996 are unaudited but include all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim period.

A.  RELATED PARTY TRANSACTIONS

     TJX loans funds to the Company on an as needed basis. The Company pays interest to TJX on its intercompany balance, net of its cash balance, on a monthly basis. At the beginning of a fiscal year, the intercompany balance is determined to be long-term and interest is charged on that balance at a rate determined annually by TJX. The long-term intercompany balance was $16.7 million for the fiscal year ended January 29, 1994, $46.7 million for the fiscal year ended January 28, 1995 and $2.4 million for the fiscal year ended January 27, 1996. The long-term interest rate was 9.0%, 8.0% and 8.5%, in the fiscal years ended January of 1994, 1995 and 1996, respectively.

     In addition to the above, interest is charged or credited to the Company each month on the difference between its long-term intercompany balance and the intercompany balance, net of cash at the end of the month. Interest income on this portion of the intercompany balance which represents funds invested with TJX is credited at a rate which approximates TJX's short-term investment rate. Interest expense on this portion of the intercompany balance which represents borrowings from TJX is charged at a rate which approximates TJX's short-term borrowing rate. During the past three years, the maximum amounts the Company has borrowed from TJX on a short-term basis (based on month end borrowing levels) were $66.2 million in the fiscal year ended January 29, 1994, $18.6 million in the fiscal year ended January 28, 1995 and $116.0 million in the fiscal year ended January 27, 1996. The average short-term interest rate on its borrowings was approximately 4%, 5% and 7% in the fiscal years ended January of 1994, 1995 and 1996, respectively.

     TJX provides certain services to the Company, primarily data processing and payroll processing. The Company pays a charge which it believes approximates the costs incurred by TJX. The Company paid $2.6 million, $3.3 million and $4.4 million in the fiscal years ended January of 1994, 1995 and 1996, respectively, for these services. The Company also participates in numerous benefit plans and insurance plans of TJX and is charged its share of the costs incurred in connection with the plans.

     Additionally, the Company pays a charge to TJX for administrative support, including financial, treasury, general legal, tax, audit and human resources. The Company pays an annual fee equal to 0.1% of its budgeted sales for these services. The Company paid $409,000, $504,000 and $461,000 for the fiscal years ended January of 1994, 1995 and 1996, respectively.

     The Company also enters into several transactions with other operating divisions of TJX. In the fiscal years ended January of 1994, 1995 and 1996, TJX purchased liquidated merchandise from the

                           CHADWICK'S OF BOSTON, LTD.

Company of $24.2 million, $14.4 million, and $10.6 million, respectively. Accounts receivable as of January 28, 1995 and January 27, 1996 includes $2.5 million and $1.2 million, respectively due from TJX with respect to liquidated merchandise. Also, the Company leased certain buying, warehouse and distribution space and two outlet locations from TJX for which the Company paid $206,000, $251,000 and $289,000 in the fiscal years ended January of 1994, 1995 and 1996, respectively.

B.  COMMITMENTS AND CONTINGENCIES

     The Company is committed for a limited number of leases, primarily for the rental of real estate. The real estate leases range up to five years and have variable renewal options. In addition, the Company is generally required to pay insurance, real estate taxes and other operating expenses. The following is a schedule of future minimum lease payments for the Company as of January 27, 1996:

                        FISCAL YEARS ENDED JANUARY,                       OPERATING LEASES
    --------------------------------------------------------------------  ----------------
    1997................................................................     $  497,000
    1998................................................................        523,000
    1999................................................................        135,000
    2000................................................................         66,000
    2001................................................................         66,000
    Later years.........................................................         44,000
                                                                             ----------
    Total minimum lease payments........................................     $1,331,000
                                                                             ==========

     Rental expense under operating leases amounted to $1,174,000, $996,000 and $1,147,000 for the fiscal years ended January of 1994, 1995 and 1996, respectively.

     The Company had outstanding letters of credit in the amount of $19.1 million as of January 27, 1996. The letters of credit are issued for the purchase of inventory.

C.  INCOME TAXES

     The Company is included in the consolidated federal income tax return of TJX and, where applicable, is consolidated for state reporting purposes. The current income tax provision charged to the Company by TJX is based on the cost or benefits the Company provides in the consolidated tax returns. The deferred tax provision is computed based upon the differences between the tax basis of the Company's assets and liabilities and the reported amounts in the financial statements. The Company believes the income tax provision is representative of the Company's tax provision as if it was a stand-alone company.

     The provision for income taxes includes the following:

                                                             FISCAL YEAR ENDED JANUARY,
                                                           -------------------------------
                                                            1994        1995         1996
                                                           ------       -----       ------
                                                                   (IN THOUSANDS)
    Current:
      Federal............................................  $5,947       $ 336       $1,793
      State..............................................   1,959        (162)         542
    Deferred:
      Federal............................................      41          62        4,212
      State..............................................      (6)         19        1,307
                                                            -----       -----        -----
    Provision for income taxes...........................  $7,941       $ 255       $7,854
                                                            =====       =====        =====

                           CHADWICK'S OF BOSTON, LTD.

     The Company has a net deferred tax (asset) liability as follows:

                                                     JANUARY 29,     JANUARY 28,     JANUARY 27,
                                                        1994            1995            1996
                                                     -----------     -----------     -----------
                                                                   (IN THOUSANDS)
    Deferred tax assets:
      Inventory....................................    $ 3,712         $ 5,825         $ 3,371
      Reserve for customer returns.................      3,622           3,419           3,632
      All other....................................      4,072           2,825           3,000
                                                        ------          ------          ------
    Total deferred tax assets......................     11,406          12,069          10,003
                                                        ------          ------          ------
    Deferred tax liabilities:
      Property and equipment.......................      2,419           3,071           3,074
      Capitalized catalog costs....................      3,434           3,091           6,924
      Other........................................        770           1,204             821
                                                        ------          ------          ------
    Total deferred tax liabilities.................      6,623           7,366          10,819
                                                        ------          ------          ------
    Net deferred tax (asset) liability.............    $(4,783)        $(4,703)        $   816
                                                        ======          ======          ======

     The following is a reconciliation of the federal statutory income tax rate to the effective income tax rate:

                                                                 FISCAL YEAR ENDED JANUARY,
                                                                 --------------------------
                                                                 1994       1995       1996
                                                                 ----       ----       ----
    Statutory federal income tax rate..........................   35%        35%        35%
         Permanent differences, primarily charitable
           contributions of inventory..........................   (2)       (12)        (1)
         State income taxes, net of federal benefit............    6         (6)         6
                                                                  --                    --
                                                                            ---
    Effective income tax rate..................................   39%        17%        40%
                                                                  ==        ===         ==

D.  PENSION PLANS AND OTHER RETIREMENT BENEFITS

     The Company participates in TJX's non-contributory defined benefit retirement plan. The TJX plan covers the majority of full-time employees who have attained 21 years of age and have completed one year of service. Benefits are based on compensation earned in each year of service. TJX also has an unfunded supplemental retirement plan which covers certain key employees of the Company and provides additional retirement benefits based on average compensation. Pension expenses paid by the Company to TJX amounted to $101,000, $195,000 and $256,000 in the fiscal years ended January of 1994, 1995 and 1996, respectively.

     TJX does not segregate plan assets or liabilities by participating subsidiary company, and as a result, the following tables reflect the periodic pension cost and funded status of the TJX plan.

                                                              FISCAL YEAR ENDED JANUARY
                                                            1994         1995         1996
                                                          --------     --------     --------
                                                                    (IN THOUSANDS)
Service cost............................................  $  3,375     $  4,554     $  3,920
Interest cost on projected benefit obligation...........     5,995        6,526        6,915
Actual return on assets.................................   (12,188)       4,545      (15,215)
Net amortization and deferrals..........................     5,760      (11,600)       9,384
                                                          --------     --------     --------
Net periodic pension cost...............................  $  2,942     $  4,025     $  5,004
                                                          ========     ========     ========

                           CHADWICK'S OF BOSTON, LTD.

                                                                      JANUARY 28,     JANUARY 27,
                                                                         1995            1996
                                                                      -----------     -----------
                                                                             IN THOUSANDS
Accumulated benefit obligation, including vested benefits of $71,592
  and $81,296.......................................................   $  77,256       $  91,606
                                                                        --------        --------
Projected benefit obligation........................................      82,297          97,891
Plan assets at fair market value....................................      66,454          71,792
                                                                        --------        --------
Projected benefit obligation in excess of plan assets...............      15,843          26,099
Unrecognized net gain (loss) from past experience different from
  that assumed and effects of changes in assumptions................      (1,897)         (7,563)
Prior service cost not yet recognized in net periodic pension
  cost..............................................................      (1,127)         (1,035)
Unrecognized net asset (obligation) as of initial date of
  application of SFAS No. 87........................................        (568)           (745)
                                                                        --------        --------
Accrued pension cost................................................   $  12,251       $  16,756
                                                                        ========        ========
Weighted average discount rate......................................        8.25%           7.00%
Rate of increase on future compensation levels......................        4.50%           4.00%
Expected long-term rate of return on assets.........................        9.50%           9.00%

     The Company also participates in TJX's 401(k) plans which match a portion of employee contributions. The Company's match for employee contributions was $158,000, $191,000 and $186,000 in the fiscal years ended January of 1994, 1995 and 1996, respectively.

     The TJX postretirement benefit plan is unfunded and provides limited postretirement medical and life insurance benefits to associates who participate in TJX's retirement plan and who retire at age 55 or older with 10 years or more of service. The postretirement expense paid by the Company was $28,000, $75,000 and $81,000 in the fiscal years ended January of 1994, 1995 and 1996, respectively.

     TJX does not segregate plan liabilities by participating subsidiary company, and as a result, the following tables reflect the periodic postretirement benefit cost and funded status of the TJX plan.

                                                                  FISCAL YEAR ENDED JANUARY
                                                                 ----------------------------
                                                                  1994       1995       1996
                                                                 ------     ------     ------
                                                                         IN THOUSANDS
Service cost...................................................  $  476     $  952     $  757
Interest cost on accumulated benefit obligation................     820        963      1,046
Net amortization...............................................      --         88         --
                                                                 -------    -------    -------
Net periodic postretirement benefit cost.......................  $1,296     $2,003     $1,803
                                                                 ========   ========   ========

                           CHADWICK'S OF BOSTON, LTD.

                                                                  JANUARY 28,     JANUARY 27,
                                                                     1995            1996
                                                                  -----------     -----------
                                                                        (IN THOUSANDS)
    Accumulated postretirement obligation:
      Retired associates........................................    $ 6,394         $ 6,731
      Fully eligible active associates..........................        712           1,146
      Other active associates...................................      5,168           7,861
                                                                    -------         -------
    Accumulated postretirement obligations......................     12,274          15,738
    Unrecognized net gain (loss) due to change in assumptions...       (149)         (2,676)
                                                                    -------         -------
    Accrued postretirement benefits.............................    $12,125         $13,062
                                                                    =======         =======
    Discount rate...............................................       8.25%           7.00%
    Medical inflation rate......................................       5.00%           5.00%

E.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     The major components of accrued expenses and other current liabilities are as follows:

                                                                  JANUARY 28,     JANUARY 27,
                                                                     1995            1996
                                                                  -----------     -----------
                                                                        (IN THOUSANDS)
    Employee compensation and benefits..........................    $ 2,314         $ 3,727
    Reserve for customer returns................................      8,266           8,780
    Customer prepayments........................................     13,495           8,372
    All other...................................................     14,057          11,304
                                                                     ------          ------
    Accrued expenses and other current liabilities..............    $38,132         $32,183
                                                                     ======          ======

F.  SUPPLEMENTAL CASH FLOW INFORMATION

     The Company's cash payments for interest expense and income taxes are as follows:

                                                           FISCAL YEAR ENDED JANUARY,
                                                        ---------------------------------
                                                         1994          1995         1996
                                                        -------       ------       ------
                                                                 (IN THOUSANDS)
    Cash paid for:
      Interest expense................................  $ 3,378       $3,657       $7,247
      Income taxes....................................   11,196        3,204        3,078

G.  DEBT

     During the fiscal year ended January 28, 1995, the Company secured a 10-year $45 million real estate mortgage on its fulfillment center (guaranteed by TJX), at 8.73% annual interest. The proceeds were used to prepay the $5.4 million outstanding mortgage on the facility, with the balance of the proceeds used to repay advances from TJX. The early retirement of the $5.4 million mortgage resulted in an after-tax extraordinary charge of $192,000 ($325,000 pre-tax) in the fiscal year ended January 28, 1995. In the fiscal year ended January 27, 1996, the Company prepaid its $45 million real estate mortgage on the fulfillment center in connection with TJX's purchase of Marshalls and incurred an extraordinary after-tax charge of $3.3 million ($5.6 million pre-tax) on the early retirement of this debt.

     Information relating to the Company's borrowings from TJX is described in Note A.

                           CHADWICK'S OF BOSTON, LTD.

H.  CAPITAL STOCK

     The historical capitalization of the Company has been retroactively restated to reflect the anticipated issuance of 15,178,847 shares of Common Stock for all periods presented in order to reflect the equity of the Company on an ongoing basis as a result of a planned initial public offering of Common Stock (See Note I). The Company's authorized capital stock also includes 5,000,000 shares of Preferred Stock, $.01 par value per share.

I.  SUBSEQUENT EVENTS

     In May 1996 the Company filed a registration statement with the Securities and Exchange Commission with respect to an initial public offering (the "Offering") of its Common Stock. The Offering contemplates the sale by TJX of approximately 61% of the outstanding Common Stock (approximately 70% if the Underwriters exercise their over-allotment option in full) of the Company.

     The Company has a commitment from two banks to provide to the Company a three-year term loan for $30 million and a three-year revolving credit facility of up to $120 million to meet its ongoing working capital needs. In addition, the Company is also negotiating with a financial institution to sell certain deferred billing receivables.

     The Company intends to adopt a 1996 Equity Incentive Plan (the "1996 Plan"). This plan permits the granting of stock options, restricted stock, unrestricted stock and other stock-based awards. The Company intends to reserve 800,000 shares of Common Stock for issuance under this plan. The Company also intends to adopt a Non-Employee Director Plan and intends to reserve 50,000 shares of Common Stock for issuance under this plan.

     Certain members of management also participate in the TJX stock option plan. As of June 25, 1996, these individuals held a total of 86,439 options to purchase TJX stock (of which 28,065 were exercisable). Upon completion of the Offering, the Company intends to issue options of equal value under the 1996 Plan to replace unvested options held by management under the TJX stock option plan.

                           CHADWICK'S OF BOSTON, LTD.

                    PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     The following Unaudited Pro Forma Combined Financial Statements of Chadwick's of Boston, Ltd. give effect to: (i) the contribution of $20 million to the equity of Chadwick's, Inc., by TJX through forgiveness of intercompany indebtedness and (ii) the repayment by Chadwick's, Inc. to TJX of the balance of its outstanding intercompany indebtedness in excess of such equity contribution.

     Proceeds for repayment of the intercompany indebtedness and subsequent working capital needs will be funded by the Company's new financing arrangements. The Company has received a commitment from two banks to provide the Company with a three-year credit facility composed of a $30 million term loan and a revolving line of credit of up to $120 million. The Company also has signed an engagement letter with a financial institution contemplating a three-year revolving deferred billing receivables purchase facility. The facility initially will be funded in the amount of $50 million. The Pro Forma Combined Financial Statements assume that the deferred billing facility is in place. In addition, the repayment of the April 27, 1996 intercompany indebtedness is assumed to be funded first by the $30 million term loan and then by the sale of receivables under the deferred billing facility.

     The Pro Forma Combined Financial Statements assume that these transactions occurred at the beginning of the fiscal year ending January 27, 1996 for the Pro Forma Combined Statements of Income and as of April 27, 1996 for the Pro Forma Combined Balance Sheet. In the opinion of management of the Company, all adjustments necessary to present fairly such Pro Forma Combined Financial Statements have been made.

     The Unaudited Pro Forma Combined Financial Statements should be read in conjunction with the historical financial statements and the notes thereto included elsewhere in this Prospectus. The Unaudited Pro Forma Combined Statements of Income are not necessarily indicative of what actual results of operation would have been had these transactions occurred at the beginning of the respective periods nor do they purport to indicate the results of future operations of the Company.

                           CHADWICK'S OF BOSTON, LTD.

               PRO FORMA COMBINED STATEMENT OF INCOME (UNAUDITED)
                                 (IN THOUSANDS)

                                                                     FISCAL YEAR ENDED
                                                                      JANUARY 27, 1996
                                                         ------------------------------------------
                                                                          PRO FORMA
                                                         HISTORICAL      ADJUSTMENTS      PRO FORMA
                                                         -----------     ------------     ---------
Net sales..............................................   $  465,598                      $ 465,598
                                                            --------                       --------
Cost of sales, including buying and order fulfillment
  costs................................................      278,868                        278,868
                                                            --------                       --------
     Gross profit......................................      186,730                        186,730
Selling, general and administrative expenses, including
  catalog and order processing costs...................      160,282         1,700(2)       161,982
                                                            --------                       --------
     Income from operations............................       26,448                         24,748
Interest expense, net..................................        6,920        (1,120)(1)        5,800
                                                            --------                       --------
Income before income taxes and extraordinary item......       19,528                         18,948
Provision for income taxes.............................        7,854          (238)(3)        7,616
                                                            --------                       --------
Income before extraordinary item.......................       11,674                         11,332
Extraordinary charge, net of income taxes..............       (3,338)                        (3,338)
                                                            --------                       --------
Net income.............................................   $    8,336                      $   7,994
                                                            ========                       ========
Pro forma earnings per share amounts:
     Income before extraordinary item..................                                        $.74
                                                                                           ========
     Net income........................................                                        $.52
                                                                                           ========

The accompanying notes are an integral part of the Unaudited Pro Forma Combined
                              Statement of Income.

                           CHADWICK'S OF BOSTON, LTD.

               PRO FORMA COMBINED STATEMENT OF INCOME (UNAUDITED)
                                 (IN THOUSANDS)

                                                                    THIRTEEN WEEKS ENDED
                                                                       APRIL 27, 1996
                                                         ------------------------------------------
                                                                          PRO FORMA
                                                         HISTORICAL      ADJUSTMENTS      PRO FORMA
                                                         -----------     ------------     ---------
Net sales..............................................   $  131,996                      $ 131,996
                                                            --------                       --------
Cost of sales, including buying and order fulfillment
  costs................................................       73,300                         73,300
                                                            --------                       --------
     Gross profit......................................       58,696                         58,696
Selling, general and administrative expenses, including
  catalog and order processing costs...................       45,831          400(2)         46,231
                                                            --------                       --------
     Income from operations............................       12,865                         12,465
Interest expense, net..................................        1,404         (344)(1)         1,060
                                                            --------                       --------
Income before income taxes.............................       11,461                         11,405
Provision for income taxes.............................        4,764          (23)(3)         4,741
                                                            --------                       --------
Net income.............................................   $    6,697                      $   6,664
                                                            ========                       ========
Pro forma net income per common share..................                                        $.44
                                                                                           ========

The accompanying notes are an integral part of the Unaudited Pro Forma Combined
                              Statement of Income.

                           CHADWICK'S OF BOSTON, LTD.

             PRO FORMA COMBINED CONDENSED BALANCE SHEET (UNAUDITED)

                                 APRIL 27, 1996

                                                                      PRO FORMA
                                                    HISTORICAL       ADJUSTMENTS          PRO FORMA
                                                    -----------     -------------         ---------
Current Assets:
  Cash and cash equivalents.......................   $      953          18,878(4)        $  19,831
  Accounts receivable.............................       63,006         (34,200)(4)          28,806
  Current deferred taxes..........................        1,872                               1,872
  Merchandise inventories.........................       69,022                              69,022
  Prepaid expenses................................       13,674                              13,674
                                                       --------                            --------
          Total Current Assets....................      148,527                             133,205
Property, net of depreciation.....................       51,121                              51,121
Other assets......................................           --           2,075(3)            2,075
                                                       --------                            --------
Total Assets......................................   $  199,648                           $ 186,401
                                                       ========                            ========
Current Liabilities:
  Short-term debt.................................   $       --                           $      --
  Accounts payable................................       34,005                              34,005
  Accrued expenses and other current
     liabilities..................................       39,382          (2,970)(2)          36,412
                                                       --------                            --------
          Total Current Liabilities...............       73,387                              70,417
Long-term debt....................................           --          30,000(3)           30,000
                                                                    (   (20,000)(1)
Loan from TJX.....................................       60,277     (     2,970(2)               --
                                                                    (   (27,925)(3)
                                                                    (   (15,322)(4)
Deferred income taxes.............................        2,612                               2,612
Stockholder's Equity:
Common stock, par value $.01, authorized
  35,000,000 shares, issued and outstanding
  15,178,847 shares...............................          152                                 152
Additional paid-in capital........................           --          20,000(1)           20,000
Retained earnings.................................       63,220                              63,220
                                                       --------                            --------
          Total Stockholder's Equity..............       63,372                              83,372
                                                       --------                            --------
Total Liabilities and Stockholder's Equity........   $  199,648                           $ 186,401
                                                       ========                            ========

The accompanying notes are an integral part of the Unaudited Pro Forma Combined
                            Condensed Balance Sheet.

                           CHADWICK'S OF BOSTON, LTD.

          NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO PRO FORMA COMBINED CONDENSED BALANCE SHEET

          (1) To record TJX's contribution of $20 million to the equity of Chadwick's, Inc. through the forgiveness of $20 million of intercompany indebtedness.

          (2) To record transfer to TJX of current income taxes payable through the intercompany balance.

          (3) To record borrowings under the $30 million three year term loan and reflect payments of $2,075,000 for estimated deferred financing fees on new banking agreements and of $27,925,000 as partial repayment of the outstanding intercompany indebtedness.


          (4) To record the sale of a portion of the Company's outstanding deferred billing accounts receivable (limited to 60% of the outstanding balance based on initial bank proposals) with $15,322,000 of the proceeds used to repay the remaining balance of the intercompany indebtedness and the remaining proceeds of $18,878,000 added to cash.


NOTES TO PRO FORMA COMBINED STATEMENTS OF INCOME

          (1) Adjustment to reflect interest expense and amortization of deferred financing costs of $5,800,000 for the fiscal year ended January 27, 1996 and $1,060,000 for the thirteen weeks ended April 27, 1996 in connection with the $30 million term loan and the $120 million revolving credit facility. Interest on these facilities is expected to be LIBOR plus 1 1/2%, and is assumed to be 7 1/2% in the Pro Forma Combined Statements of Income.

          (2) Adjustment to selling, general and administrative expenses, including catalog and order processing costs of $1,700,000 for the fiscal year ended January 27, 1996 and $400,000 for the thirteen weeks ended April 27, 1996 to record the estimated loss on the sale of a portion of the Company's deferred billing receivables. Loss on sale of the receivables is recorded at the time the receivables are sold and, under current bank proposals, equals a fee based on outstanding receivables sold times a LIBOR-based index, assumed to be 6.5% for the Pro Forma Combined Statements of Income.

          (3) Adjustment to income tax provision for the estimated income tax effect of the Pro Forma Adjustments at a marginal tax rate of 41%.

     Pro Forma net income per common share is based on 15,178,847 shares of common stock outstanding plus 47,354 shares for the assumed conversion, using the treasury stock method, of outstanding stock options.

     Management believes the Company's historical financial statements reflect its historical costs of doing business. As a public entity the Company will likely incur additional costs. Such additional costs, estimated to be approximately $1.5 million on an annual basis and approximately $400,000 on a quarterly basis, are not reflected in the Pro Forma Combined Statements of Income.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, TJX OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                              -------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
The Company...........................   12
Use of Proceeds.......................   12
Dividend Policy.......................   12
Capitalization........................   13
Selected Financial Data...............   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Business..............................   21
Relationship with TJX.................   29
Management............................   33
Executive Compensation................   35
Ownership of Securities...............   45
Shares Eligible For Future Sale.......   46
Description of Capital Stock..........   47
Underwriting..........................   50
Legal Matters.........................   51
Experts...............................   51
Available Information.................   51
Index to Combined Financial
  Statements..........................  F-1

                              -------------------

UNTIL             , 1996 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

9,260,000 SHARES

[CHADWICK'S LOGO]

COMMON STOCK
($.01 PAR VALUE)

SALOMON BROTHERS INC

GOLDMAN, SACHS & CO.

PROSPECTUS

DATED             , 1996

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated fees and expenses incurred by the Registrant and by TJX, other than underwriting discounts and commissions, in connection with the Offering will be borne by TJX and are estimated to be as follows:

        Securities and Exchange Commission registration fee...............  $58,753
        National Associates of Securities Dealers, Inc. filing fee........   17,538
        NYSE listing fee..................................................   86,401
        Blue Sky fees and expenses........................................        *
        Accounting fees and expenses......................................        *
        Legal fees and expenses...........................................        *
        Transfer agent fees and expenses..................................        *
        Printing and engraving fees.......................................        *
        Miscellaneous.....................................................        *
                                                                            -------
                  Total...................................................
                                                                            ========

- ---------------
* To be completed by amendment to the Registration Statement

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law, as amended, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

     The Registrant has entered into indemnification agreements with each of its directors and officers indemnifying them against expenses, settlements, judgments and fines incurred in connection with any threatened, pending or completed action, suit, arbitration or proceeding, where the individual's involvement is by reason of the fact that such person is or was a director or officer or served at the Company's request as a director of another organization (except that indemnification is not provided against judgments and fines in a derivative suit unless permitted by Delaware law). An individual may not be indemnified if such person is found not to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant, except to the extent Delaware law permits broader contractual indemnification. These indemnification agreements provide procedures, presumptions and remedies which substantially strengthen the indemnification rights beyond those provided by the Registrant's Certificate of Incorporation (the "Certificate") and by Delaware law.


     The Certificate provides that each person who was or is made a party to, or is involved in, any action, suit, proceeding or claim by reason of the fact that he or she is or was a director, officer or employee of the Registrant (or is or was serving at the request of the Registrant as a director, officer, trustee, employee or agent of any other enterprise including service with respect to employee benefit plans) shall be indemnified and held harmless by the Registrant, to the full extent permitted by Delaware law, as in effect from time to time, against all expenses (including attorneys' fees and expenses), judgments, fines, penalties and amounts to be paid in settlement incurred by such person in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim.


     The rights to indemnification and the payment of expenses provided by the Certificate do not apply to any action, suit, proceeding or claim initiated by or on behalf of a person otherwise entitled to the benefit of such provisions. Any person seeking indemnification under the Certificate shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. Any repeal or modification of such indemnification provisions shall not adversely affect any right or protection of a director or officer with respect to any conduct of such director or officer occurring prior to such repeal or modification.

     Section 102(b)(7) of the Delaware General Corporation Law, as amended, permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under section 174 of the Delaware General Corporation Law (relating to unlawful payment of dividend and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant has provided in the Certificate that its directors shall be exculpated from liability as provided under Delaware law.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In connection with the Offering, the Company will issue 15,178,847 shares of Common Stock to TJX in exchange for all outstanding shares of Chadwick's, Inc. held by TJX in reliance upon the exception provided by Section 4(2) under the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

                                                                                     SEQUENTIAL
EXHIBIT                                                                                 PAGE
 NUMBER                                     DESCRIPTION                                NUMBER
- --------         ------------------------------------------------------------------  ----------
  1         --   Form of Underwriting Agreement....................................
 *3.1       --   Certificate of Incorporation of the Company.......................


 *3.2       --   By-Laws of the Company............................................
  4         --   Specimen Common Stock Certificate of the Company..................
 *5         --   Opinion of Nutter, McClennen & Fish, LLP..........................
+10.1       --   Form of Change of Control and Severance Agreement.................
+10.2       --   Form of Management Incentive Plan.................................
+10.3       --   Form of Long Range Management Incentive Plan......................
+10.4       --   Form of 1996 Equity Incentive Plan................................
+10.5       --   Form of Supplemental Executive Retirement Plan....................
*10.6       --   Form of 1996 Stock Option Plan for Non-Employee Directors.........
+10.7       --   Form of General Deferred Compensation Plan........................
 10.8       --   Form of Transfer Agreement between the Company, Chadwick's, Inc.
                 and TJX...........................................................
 10.9       --   Form of Services Agreement between the Company and TJX............
 10.10      --   Form of Tax Sharing and Separation Agreement between the Company and TJX...........................................................
+10.11      --   Form of Registration Rights Agreement between the Company and
                 TJX...............................................................
+10.12      --   Form of Inventory Purchase Agreement between the Company and
                 TJX...............................................................
 10.13      --   Form of Trademark License and Assignment Agreement between the
                 Company and TJX...................................................
 10.14      --   Form of Trademark License Agreement between the Company and TJX...
 10.15      --   Form of Trademark License Agreement between the Company
                 and TJX...........................................................
*10.16      --   Form of Indemnification Agreement.................................
*21         --   Subsidiaries of the Company.......................................
+23.1       --   Consent of Coopers & Lybrand L.L.P. ..............................
*23.2       --   Consent of Nutter, McClennen & Fish, LLP (contained in
                 Exhibit 5)........................................................
*24         --   Power of Attorney.................................................
*27         --   Financial Data Schedule...........................................

- ---------------
* Previously filed.

+ Filed herewith.

     (B) FINANCIAL STATEMENT SCHEDULES

          The following financial schedules of the Company are filed herewith.

                                                                                PAGE
                                                                                ----
        Report of Independent Accountants.....................................  S-1
        Schedule II -- Chadwick's of Boston, Ltd. -- Valuation and Qualifying
          Accounts............................................................  S-2

          All other schedules are inapplicable or the information required is included in the Company's Consolidated Financial Statements and the notes thereto.

ITEM 17.  UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless, in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (c) The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at this time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, The Commonwealth of Massachusetts, on this 15th day of July, 1996.


                                          CHADWICK'S OF BOSTON, LTD.

                                          By /s/ Dhananjaya K. Rao
                                          --------------------------------------
                                          Name: Dhananjaya K. Rao
                                          President and Chief Executive
                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on July 15, 1996 by the following persons in the capacities and on the dates indicated.



            SIGNATURES                                 TITLE                         DATE
- -----------------------------------      ---------------------------------      --------------
/s/  Dhananjaya K. Rao                      President, Chief Executive           July 15, 1996
- -----------------------------------                   Officer
     Dhananjaya K. Rao                             and Director

/s/  John W. Tynan*                         Chief Financial Officer and          July 15, 1996
- -----------------------------------        Principal Accounting Officer
     John W. Tynan

/s/  Carol Meyrowitz*                        Executive Vice President,           July 15, 1996
- -----------------------------------         Merchandising and Director
     Carol Meyrowitz

/s/  Bernard Cammarata*                      Chairman of the Board of            July 15, 1996
- -----------------------------------                  Directors
     Bernard Cammarata

/s/  Richard G. Lesser*                              Director                    July 15, 1996
- -----------------------------------
     Richard G. Lesser

*By: /s/  Dhananjaya K. Rao
- -----------------------------------
          Dhananjaya K. Rao
          Attorney-in-fact


Powers of attorney have been filed
  with this Registration Statement

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Chadwick's of Boston, Ltd.:

     In connection with our audits of the combined financial statements of Chadwick's of Boston, Ltd. and subsidiaries as of January 28, 1995 and January 27, 1996, and for each of the three years in the period ended January 27, 1996, which financial statements are included in the Prospectus, we have also audited the financial statement schedule listed in Item 16 herein.

     In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.

                                            Coopers & Lybrand L.L.P.

Boston, Massachusetts
May 14, 1996 except for
Note I for which the date
is June 25, 1996.

                           CHADWICK'S OF BOSTON, LTD.

                                 SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                                  (IN THOUSANDS)

                                                          BALANCE AT     CHARGED TO     CHARGED TO                     BALANCE AT
                                                           BEGINNING      COSTS AND        OTHER                         END OF
                      DESCRIPTION                          OF PERIOD      EXPENSES       ACCOUNTS      DEDUCTIONS        PERIOD
                      -----------                         ----------     ----------     ----------     ----------      ----------
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
    Fiscal Year ended January 27, 1996.................      $   479       $  2,717                    $    (614)        $ 2,582
    Fiscal Year ended January 28, 1995.................      $     0       $    479                    $       0         $   479
    Fiscal Year ended January 29, 1994.................      $     0       $      0                    $       0         $     0

RESERVE FOR INVENTORY LIQUIDATIONS:
    Fiscal Year ended January 27, 1996.................      $14,945       $ 34,696                    $ (39,978)        $ 9,663
    Fiscal Year ended January 28, 1995.................      $12,148       $ 39,144                    $ (36,347)        $14,945
    Fiscal Year ended January 29, 1994.................      $ 7,624       $ 34,668                    $ (30,144)        $12,148

RESERVE FOR CUSTOMER RETURNS:
    Fiscal Year ended January 27, 1996.................      $ 8,266       $157,920                    $(157,406)        $ 8,780
    Fiscal Year ended January 28, 1995.................      $ 8,756       $210,779                    $(211,269)        $ 8,266
    Fiscal Year ended January 29, 1994.................      $ 9,116       $220,897                    $(221,257)        $ 8,756

                                 EXHIBIT INDEX

   EXHIBIT
    NO.                                        DESCRIPTION                               PAGE
   ------         ---------------------------------------------------------------------  -----
      1      --   Form of Underwriting Agreement.......................................
     *3.1    --   Certificate of Incorporation of the Company..........................


     *3.2    --   By-Laws of the Company...............................................
      4      --   Specimen Common Stock Certificate of the Company.....................
     *5      --   Opinion of Nutter, McClennen & Fish, LLP.............................
    +10.1    --   Form of Change of Control and Severance Agreement....................
    +10.2    --   Form of Management Incentive Plan....................................
    +10.3    --   Form of Long Range Management Incentive Plan.........................
    +10.4    --   Form of 1996 Equity Incentive Plan...................................
    +10.5    --   Form of Supplemental Executive Retirement Plan.......................
    *10.6    --   Form of 1996 Stock Option Plan for Non-Employee Directors............
    +10.7    --   Form of General Deferred Compensation Plan...........................
     10.8    --   Form of Transfer Agreement between the Company, Chadwick's, Inc. and
                  TJX..................................................................
     10.9    --   Form of Services Agreement between the Company and TJX...............
     10.10   --   Form of Tax Sharing and Separation Agreement between the Company and
                  TJX..................................................................
    +10.11   --   Form of Registration Rights Agreement between the Company and TJX....
    +10.12   --   Form of Inventory Purchase Agreement between the Company and TJX.....
     10.13   --   Form of Trademark License and Assignment Agreement between the
                  Company and TJX......................................................
     10.14   --   Form of Trademark License Agreement between the Company and TJX......
     10.15   --   Form of Trademark License Agreement between the Company and TJX......
    *10.16   --   Form of Indemnification Agreement....................................
    *21      --   Subsidiaries of the Company..........................................
    +23.1    --   Consent of Coopers & Lybrand L.L.P. .................................
    *23.2    --   Consent of Nutter, McClennen & Fish, LLP (contained in Exhibit 5)....
    *24      --   Power of Attorney....................................................
    *27      --   Financial Data Schedule..............................................

- ---------------
* Previously filed.

+ Filed herewith.